UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Allied World Assurance Company Holdings, AG
(Name of Subject Company)

Allied World Assurance Company Holdings, AG
(Name of Person Filing Statement)

Registered Shares, par value CHF 4.10 per share
(Title of Class of Securities)

H01531104
(CUSIP Number for Registered Shares)

Wesley D. Dupont, Esq.
Executive Vice President and General Counsel
Allied World Assurance Company Holdings, AG
Park Tower, 15th floor
Gubelstrasse 24, 6300 Zug, Switzerland
+41-41-768-1080
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Steven A. Seidman, Esq.
Sean M. Ewen, Esq.
Willkie Farr & Gallagher LLP
787 7th Avenue
New York, New York 10019
1 (212) 728 8000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Unless otherwise specified or if the context so requires, in this Schedule 14D-9:

  •
  "Acceptance Time" refers to the date on which FFH Switzerland first accepts tendered Allied World shares for exchange.

  •
  "Allied World" refers to Allied World Assurance Company Holdings, AG, a corporation limited by shares incorporated under the laws of Switzerland.

  •
  "Allied World shares" refers to the registered ordinary shares of Allied World, par value CHF 4.10.

  •
  "Articles Amendment" refers to the amendment of Allied World's articles of association to permit a holder of 10 percent or more of the Allied World shares to register its Allied World shares on Allied World's shareholder register with full voting rights for all shares held by such holder (or any of its affiliates or controlled persons as defined in Article 14 of Allied World's articles of association).

  •
  "Board Modification" refers to the election by Allied World shareholders of the individuals designated by Fairfax to the board of directors of Allied World in accordance with the terms of the Merger Agreement.

  •
  "business day" means any day other than a Saturday, Sunday or other day on which the banking institutions in New York, Toronto or the canton of Zug, Switzerland are obligated by law or executive order to be closed.

  •
  "Canada Sub" refers to 1102952 B.C. Unlimited Liability Company, an unlimited liability company incorporated under the laws of the province of British Columbia, Canada, and a direct wholly owned subsidiary of Fairfax.

  •
  "Cash Consideration" refers to the $23.00 in cash, without interest, being offered for each Allied World share.

  •
  "Cash Election" refers to Fairfax's option to increase on a dollar-for-dollar basis the amount of Cash Consideration from $5.00 to an amount not to exceed $35.00, which will correspondingly serve to reduce the Fixed Value Stock Consideration. On March 10, 2017, Fairfax exercised the Cash Election and increased the Cash Consideration to $23.00.

  •
  "Expiration Time" refers to the time the Offer will expire, currently expected to be 11:59 p.m., New York City time, on June 30, 2017, unless extended.

  •
  "Fairfax" refers to Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada.

  •
  "Fairfax Group" refers to Fairfax together with its subsidiaries, which, for the avoidance of doubt, will include Allied World upon completion of the Offer.

  •
  "Fairfax shares" and "subordinate voting shares" refer to the fully paid and nonassessable subordinate voting shares of Fairfax.

  •
  "Fairfax (Switzerland)" refers to Fairfax (Switzerland) GmbH, a limited liability company incorporated under the laws of Switzerland and a direct wholly-owned subsidiary of FFH Switzerland and an indirect wholly owned subsidiary of Fairfax.

  •
  "FFH Switzerland" refers to Fairfax Financial Holdings (Switzerland) GmbH, a limited liability company incorporated under the laws of Switzerland and an indirect wholly owned subsidiary of Fairfax.

  •
  "Fixed Exchange Stock Consideration" means the portion of the stock consideration in Fairfax shares having a value of $14.00 based on the closing price of Fairfax shares as of December 16,

    2016, payable at a fixed exchange ratio of 0.030392, being offered to shareholders of Allied World for each Allied World share held.

  •
  "Fixed Value Stock Consideration" means the portion of the stock consideration in Fairfax shares equal to the quotient of (x) $12.00 and (y) the volume weighted average price of Fairfax shares on the TSX for the 20 consecutive trading days immediately preceding the trading day before the Acceptance Time, converted from Canadian dollars to US dollars using the average Bank of Canada USD/CAD exchange rate over such 20-day period, rounded to the nearest one-hundredth of one cent (provided that this volume weighted average price is greater than $435.65 and less than $485.65 per Fairfax share). If this volume weighted average price of Fairfax shares during this period is greater than or equal to $485.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.024709 of a Fairfax share for each Allied World share. If this volume weighted average price of Fairfax shares during this period is less than or equal to $435.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.027545 of a Fairfax share for each Allied World share.

  •
  "Merger" refers to the squeeze-out merger under Swiss law to be consummated by Fairfax, through Fairfax (Switzerland), following the completion of the Offer, pursuant to the Swiss Merger Agreement.

  •
  "Merger Agreement" refers to the Agreement and Plan of Merger by and between Fairfax and Allied World, dated December 18, 2016, as the same may be amended from time to time.

  •
  "Merger Consideration" refers to an amount in cash and Fairfax shares equal to the Offer Consideration.

  •
  "Minimum Tender Condition" refers to the condition to the completion of the Offer that there will have been validly tendered in accordance with the terms of the Offer (other than Allied World shares tendered by guaranteed delivery where actual delivery has not occurred), prior to the Expiration Time (as it may be extended pursuant to the terms of the Merger Agreement) and not withdrawn, a number of Allied World shares that, together with any Allied World shares then directly or indirectly owned by Fairfax, FFH Switzerland or Fairfax (Switzerland), represents at least 90 percent of all outstanding Allied World shares (excluding Allied World shares held by Allied World).

  •
  "Offer" refers to the exchange offer to acquire all of the outstanding Allied World shares pursuant to the Merger Agreement and on the terms and conditions set out in the prospectus.

  •
  "Offer Consideration" refers to, collectively: (i) the Cash Consideration; (ii) the Fixed Exchange Stock Consideration; and (iii) the Fixed Value Stock Consideration.

  •
  "Special Dividend" refers to a special cash dividend of $5.00 per share, without interest, to be paid by Allied World as soon as possible after the Acceptance Time to holders of Allied World shares as of immediately prior to the Acceptance Time, and which is being paid outside of the Offer, but is conditioned upon completion of the Offer.

  •
  "Swiss Merger Agreement" refers to the merger agreement to be entered into by Allied World, FFH Switzerland and Fairfax (Switzerland) giving effect (subject to registration with the competent commercial register) to and governing the Merger.

  •
  "Transactions" refers, collectively, to the Offer, the Merger and the Special Dividend.

  •
  "US GAAP" refers to those accounting principles generally accepted in the United States.

 CURRENCIES

        In this Schedule 14D-9, unless otherwise specified or the context otherwise requires:

  •
  "CHF" and "Swiss Franc" each refer to the lawful currency of the Swiss Confederation;

  •
  "CAD$" and "Canadian dollar" each refer to the Canadian dollar; and

  •
  "$" and "US dollar" each refer to the US dollar.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits and Annexes attached hereto, this "Schedule 14D-9") relates is Allied World Assurance Company Holdings, AG, a corporation limited by shares incorporated under the laws of Switzerland ("Allied World," the "company," "we," "our" or "us"). Allied World's principal executive offices are located at Park Tower, 15th Floor, Gubelstrasse 24, 6300 Zug, Switzerland, and its telephone number is + 41-41-768-1080.

Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the registered ordinary shares of Allied World, par value CHF 4.10 per share (the "Allied World shares"). As of the close of business on May 1, 2017, there were 87,484,665 Allied World shares issued and outstanding.

        Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the Securities and Exchange Commission's (the "SEC") website at www.sec.gov.

Item 2.    Identity and Background of Filing Person

Name and Address

        Allied World is the subject company and the person filing this Schedule 14D-9. Allied World's name, business address, and business telephone number are set forth in Item 1 above under the caption "Name and Address." Allied World's website address is http://www.awac.com. Allied World's website and the information on or connected to Allied World's website are not a part of this Schedule 14D-9 and are not incorporated herein by reference.

Exchange Offer

        This Schedule 14D-9, which has been filed with the SEC, relates to an exchange offer by Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada ("Fairfax"), to purchase all of the outstanding Allied World shares. Fairfax is making the offer to purchase all of the outstanding Allied World shares through its indirect wholly owned subsidiary, Fairfax Financial Holdings (Switzerland) GmbH, a limited liability company organized under the laws of Switzerland ("FFH Switzerland"), and its direct wholly owned subsidiary 1102952 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of the province of British Columbia, Canada ("Canada Sub"), to acquire all of the outstanding Allied World shares upon the terms and subject to the conditions set out in the prospectus dated May 8, 2017 (as amended or supplemented from time to time, the "prospectus"), which is part of the Registration Statement on Form F-4 initially filed by Fairfax with the SEC on February 15, 2017, as amended by Amendment No. 1 to the Form F-4 filed by Fairfax with the SEC on April 7, 2017, Amendment No. 2 to the Form F-4 filed by Fairfax with the SEC on May 3, 2017, and Amendment No. 3 to the Form F-4 filed by Fairfax with the SEC on May 8, 2017, and in the related letter of transmittal (as amended or supplemented from time to time, the "letter of transmittal") filed as Exhibit (a)(4) to the Tender Offer Statement filed by Fairfax with the SEC on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") on May 8, 2017. The terms and conditions of the exchange offer set forth in the prospectus and the letter of transmittal together constitute the "Offer."

        The information set forth in the prospectus states that (i) the principal executive offices of Fairfax are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada; (ii) the registered office of FFH Switzerland is located at c/o LacMont AG, Hofstrasse 1a, 6300 Zug, Switzerland; and (iii) the

registered office of Canada Sub is located at 1600-925 West Georgia Street, Vancouver, British Columbia, Canada.

        Pursuant to the Agreement and Plan of Merger, dated December 18, 2016, between Fairfax and Allied World (as amended and supplemented by one or more joinders executed by FFH Switzerland, Fairfax (Switzerland) and Canada Sub, the "Merger Agreement") Allied World shareholders are being offered a combination of cash and stock consideration for their Allied World shares. For each Allied World share held, Allied World shareholders are being offered (i) cash consideration of $23.00, without interest (the "Cash Consideration"), (ii) fully paid and nonassessable subordinate voting shares of Fairfax ("Fairfax shares") having a value of $14.00 based on the closing price of the Fairfax shares on December 16, 2016, being 0.030392 of a Fairfax share (the "Fixed Exchange Stock Consideration") and (iii) additional stock consideration equal to the quotient of (x) $12.00 and (y) the volume weighted average price of Fairfax shares on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days immediately preceding the trading day before the date on which FFH Switzerland first accepts tendered Allied World shares for exchange (the "Acceptance Time"), converted from Canadian dollars to US dollars using the average Bank of Canada USD/CAD exchange rate over such 20-day period, rounded to the nearest one-hundredth of one cent (provided that this volume weighted average price is greater than $435.65 and less than $485.65 per Fairfax share) (the "Fixed Value Stock Consideration" and, together with the Cash Consideration and the Fixed Exchange Stock Consideration, the "Offer Consideration"). If this volume weighted average price of Fairfax shares during this period is greater than or equal to $485.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.024709 of a Fairfax share for each Allied World share. If this volume weighted average price of Fairfax shares during this period is less than or equal to $435.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.027545 of a Fairfax share for each Allied World share.

        In addition, Allied World will pay a special cash dividend of $5.00 per share, without interest, as soon as possible after the Acceptance Time to holders of Allied World shares as of immediately prior to the Acceptance Time, which is being paid outside of the Offer but is conditioned upon completion of the Offer (the "Special Dividend"). The $23.00 per share Cash Consideration payable under the Offer, together with the $5.00 per share Special Dividend, will result in Allied World shareholders being entitled to receive a total of $28.00 in cash per Allied World share upon completion of the Offer.

        For details of how Allied World stock options or other stock-based awards will be treated in the Offer, see Item 3 of this Schedule 14D-9 and the section of the prospectus entitled "The Merger Agreement—Treatment of Allied World Options and Other Stock-Based Awards".

        Allied World shareholders who validly tender and do not withdraw their Allied World shares prior to 11:59 p.m., New York City time, on June 30, 2017 (the "Expiration Time"), or during any Subsequent Offering Period (as defined in the prospectus), will receive the Offer Consideration. The exchange ratio in relation to the Fixed Value Stock Consideration portion of the Offer Consideration is not fixed, and may fluctuate depending on the market price of Fairfax shares and the currency exchange rate. Therefore, the number of Fairfax shares that holders of Allied World shares will receive upon completion of the Offer will depend on the market value of the Fairfax shares and the exchange rate of Canadian dollars to US dollars for the 20 consecutive trading days immediately preceding the trading day before the Acceptance Time. Promptly following the closing of the TSX two trading days immediately preceding the Acceptance Time, the exchange ratio for the Fixed Value Stock Consideration will be determined, and Fairfax will issue a press release stating this exchange ratio and the total number of Fairfax shares to be issued to holders of Allied World shares who validly tender and do not withdraw their Allied World shares pursuant to the Offer.

        If, following completion of the Offer, Fairfax has, directly or indirectly, acquired or controls at least 90 percent of all outstanding Allied World shares (excluding Allied World shares held by

Allied World), no actions or proceedings are pending with respect to the exercisability of the voting rights associated with those Allied World shares and no other legal impediment to a squeeze out merger under Swiss law exists, Fairfax will, indirectly through Fairfax (Switzerland) GmbH, a limited liability company incorporated under the laws of Switzerland ("Fairfax (Switzerland)") and a direct wholly owned subsidiary of FFH Switzerland, initiate a squeeze out merger under Swiss law (the "Merger" and, together with the Offer and the Special Dividend, the "Transactions"), pursuant to a merger agreement to be entered into by Allied World, FFH Switzerland and Fairfax (Switzerland) (the "Swiss Merger Agreement"), whereby any remaining Allied World shareholders (except for Allied World, Fairfax, FFH Switzerland and Fairfax (Switzerland), which will not receive any compensation for any Allied World shares directly or indirectly held by them) will receive cash and Fairfax shares equal to the Offer Consideration in exchange for such Allied World shares (the "Merger Consideration").

        The foregoing summary of the Offer and the Merger is qualified in its entirety by the more detailed descriptions and explanations contained in the prospectus and letter of transmittal. Copies of the prospectus and letter of transmittal are filed as Exhibits (a)(4) and (a)(1)(i) to this Schedule 14D-9. Allied World shareholders are urged to carefully read this Schedule 14D-9, the prospectus and the letter of transmittal in order to more fully understand the terms and conditions of the Offer and the Merger.

        The Offer is subject to a number of conditions, including there being validly tendered in accordance with the terms of the Offer prior to the Expiration Time, a number of Allied World shares (that have not been validly withdrawn) that, together with any Allied World shares then directly or indirectly owned by Fairfax, FFH Switzerland and Fairfax (Switzerland), represents at least 90 percent or more of all outstanding Allied World shares (excluding Allied World shares held by Allied World) (which we refer to as the "Minimum Tender Condition"), antitrust and other regulatory approvals having been obtained, the conditional approval for listing on the TSX of the new Fairfax shares to be issued in the Transactions (which has been obtained), the Articles Amendment and the Board Modification having been effected and the Special Dividend having been approved and declared by Allied World's shareholders. At a special meeting of Allied World shareholders held on March 22, 2017, Allied World shareholders approved the Articles Amendment and the Special Dividend.

        Fairfax reserves the right to waive, in whole or in part, subject to certain exceptions, any condition to the Offer. Fairfax may waive the Minimum Tender Condition down to 66 2/3 percent of all outstanding Allied World shares (excluding Allied World shares held by Allied World) only if the other conditions to the Offer have been satisfied or (if permitted under the Merger Agreement) waived. If Fairfax waives the Minimum Tender Condition down to 66 2/3 percent or waives another condition of the Offer, Fairfax will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer (typically no less than five business days). Fairfax will comply with Rule 14d-4(d)(2) under the Securities Exchange Act of 1934 (the "Exchange Act") in connection with material changes to the terms of the Offer. The conditions to the closing of the Offer are described more fully in the section of the prospectus entitled, "Conditions to Completion of the Offer".

        In the event that the Acceptance Time occurs but, as of immediately prior to the Acceptance Time, the number of Allied World shares validly tendered in the Offer and not withdrawn, together with any Allied World shares then directly or indirectly owned by Fairfax or FFH Switzerland, represents less than 90% of all outstanding Allied World shares (excluding Allied World shares held by Allied World), Fairfax has agreed to use its reasonable best efforts to consummate the Merger within two years of the Acceptance Time. However, it is possible that Fairfax may not be able to acquire 100 percent (or at least 90 percent) of all outstanding Allied World shares (excluding Allied World shares held by Allied World) in a timely manner, or at all. In addition, any acquisition that takes place after the completion of the Offer may be the subject of litigation, and a court may delay the acquisition or prohibit the acquisition from occurring on the terms described in the prospectus, or at all.

Accordingly, non-tendering Allied World shareholders may not receive any consideration for their Allied World shares, and the liquidity and value of any Allied World shares that remain outstanding could be negatively affected.

        Following the completion of the Offer, any remaining, non-tendering Allied World shareholder will be a minority shareholder of Allied World with a limited ability, if any, to influence the outcome on any matters that are or may be subject to shareholder approval, including the election of directors, the issuance of shares or other equity securities, the payment of dividends and the acquisition or disposition of substantial assets. In addition, to the extent permitted under applicable law and stock exchange regulations, Fairfax intends to delist the Allied World shares from the New York Stock Exchange ("NYSE"). Delisting from the NYSE will adversely affect the liquidity of the Allied World shares and may reduce the value as a result. Following delisting of the Allied World shares from the NYSE and provided that the criteria for deregistration are met, Fairfax intends to cause Allied World to make a filing with the SEC requesting that Allied World's reporting obligations under the Exchange Act be terminated. Deregistration would substantially reduce the information required to be furnished by Allied World to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Allied World. For a more detailed description of the risks to minority shareholders, see the prospectus sections entitled "Plans and Proposals for Allied World" and "Risk Factors—Risks related to the Offer—The Offer may adversely affect the liquidity and value of non-tendered Allied World shares".

        For information on the U.S. federal income tax consequences of the Offer, see the section of the prospectus entitled "Material Tax Consequences—Material U.S. Federal Income Tax Considerations". You should consult your own tax advisor on the tax consequences to you of tendering your Allied World shares in the Offer.

        The above summaries do not contain all of the information that may be important to you. Allied World shareholders are urged to carefully read the entirety of this Schedule 14D-9 (including the Exhibits and Annexes) and other documents that are referred to herein (including the prospectus and the letter of transmittal) in order to more fully understand the terms and conditions of the Offer. Allied World does not take any responsibility for the accuracy or completeness of any information contained in the prospectus or letter of transmittal, including information concerning Fairfax or FFH Switzerland, or their respective affiliates, officers or directors, or actions or events with respect to any of them, or for any failure by Fairfax to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Statement Regarding Conflicts of Interest

        Except as set forth in this Schedule 14D-9 (including this Item 3), the Exhibits hereto and the information incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of Allied World, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between Allied World or its affiliates, on the one hand, and (i) Allied World's executive officers, directors or affiliates or (ii) Fairfax or its executive officers, directors or affiliates, on the other hand.

        Except as set forth in this Schedule 14D-9 (including this Item 3), the Exhibits hereto and the information incorporated herein by reference, as of the date of this Schedule 14D-9, none of Allied World or any of its subsidiaries, nor, to the best knowledge of Allied World, any of its current directors and executive officers, has had any business relationship or transaction with Fairfax or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer, other than ordinary course of business reinsurance transactions between certain subsidiaries of Allied World, on the one hand, and certain subsidiaries of

Fairfax, on the other hand, through which, in 2016, Fairfax insurance entities ceded a total of approximately $3.5 million in premiums to Allied World entities, and Allied World entities ceded approximately $27.1 million to Fairfax entities, and through which, in 2015, Fairfax insurance entities ceded a total of approximately $5.6 million in premiums to Allied World entities, and Allied World entities ceded approximately $29.6 million to Fairfax entities.

Interests of Allied World's Directors and Executive Officers in the Offer

        Allied World's directors and executive officers have interests in the Offer that are different from, or in addition to, those of other shareholders of Allied World generally. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below. Please note that the amounts described and quantified below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date and do not reflect certain compensation actions that may occur before the Acceptance Time.

Treatment of Allied World Equity Awards

        Allied World equity awards held by Allied World's directors and executive officers as of the Acceptance Time will be treated at the Acceptance Time as follows:

        Allied World Options.    Each Allied World stock option (an "Allied World Option") to purchase Allied World shares that is outstanding and unexercised immediately before or as of the Acceptance Time, whether or not exercisable and whether or not vested, will be cancelled and converted into the right to receive an amount in cash equal to the product of the excess, if any, of the Equity Award Consideration over the exercise price per share of Allied World shares subject to such Allied World Option and the total number of Allied World shares subject to such Allied World Option. For each Allied World Option, if the applicable exercise price per share of Allied World shares equals or exceeds the Equity Award Consideration (as defined in the prospectus), such Allied World Option will be cancelled without payment of any consideration, and all rights with respect to such Allied World Option will terminate as of the Acceptance Time.

        Restricted Stock Units and Performance Awards.    Each Allied World restricted stock unit award subject to time vesting conditions (each, an "Allied World RSU") will become fully vested immediately prior to the Acceptance Time. Each Allied World equity award subject to performance vesting conditions (each, a "Performance Award") will become fully vested immediately prior to the Acceptance Time, subject to the following rules: (i) for each Performance Award for which the performance period is completed prior to the Acceptance Time, the number of Performance Awards that will vest as of immediately prior to the Acceptance Time will be based on actual performance; and (ii) for each Performance Award for which the performance period is not completed prior to the Acceptance Time, the number of Performance Awards that will vest immediately prior to the Acceptance Time will be based on the target of the applicable Performance Award. Each Allied World RSU or Performance Award that vests as described in this paragraph will be cancelled as of the Acceptance Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying the Equity Award Consideration and the total number of Allied World shares subject to such equity awards or, to the extent that such equity award is denominated in cash, rather than Allied World shares, the cash amount payable pursuant to such award, as determined in accordance with the Merger Agreement.

        The following table sets forth the amounts that each non-management director and executive officer of Allied World would receive as of the Acceptance Time with respect to vested and unvested Allied World Options that are unexercised, Allied World RSUs, and Performance Awards, assuming vesting of unvested Performance Awards at target level (amounts to be actually received in respect of Performance Awards may deviate from the amounts disclosed below), a per-share Equity Award Consideration of $53.24 (the average closing price of an Allied World share over the first five business days following the first public announcement of the Merger Agreement) and assuming June 30, 2017 as the date of the Acceptance Time.

	Options
Name	Vested ($)	Unvested ($)	RSUs ($)	Performance Awards ($)	Total ($)
Non-Management Directors
Barbara T. Alexander	—	—	—	—	—
Bart Friedman	—	—	—	—	—
Patricia L. Guinn	—	—	—	—	—
Fiona E. Luck	—	—	—	—	—
Patrick de Saint-Aignan	—	—	—	—	—
Eric S. Schwartz	—	—	—	—	—
Samuel J. Weinhoff	—	—	—	—	—
Executive Officers
Scott A. Carmilani	4,400,747	—	2,427,957	9,407,987	16,236,691
John R. Bender	529,406	—	451,422	1,797,223	2,778,051
Thomas A. Bradley	—	—	504,928	1,966,473	2,471,401
Wesley D. Dupont	639,412	—	504,928	1,966,473	3,110,813
Frank N. D'Orazio	525,968	—	468,086	1,863,986	2,858,040
Marshall J. Grossack	442,481	—	242,029	942,454	1,626,964
Louis P. Iglesias	—	—	441,839	1,721,622	2,163,461
Julian James	—	—	1,974,086	1,467,294	3,441,380
John J. McElroy	435,115	—	324,072	1,261,522	2,020,709
Kent W. Ziegler	—	—	253,582	278,392	531,974

Employment Agreements

        Allied World is party to substantially similar employment agreements with each of its executive officers, other than Mr. Ziegler (who does not have an employment agreement). Pursuant to the employment agreements, the applicable executive officers will be entitled to certain payments and benefits in the event of a termination of employment, as described below.

        The employment agreements terminate in certain circumstances, including upon the one-year anniversary of a notice by Allied World of a termination of the executive officer's employment without "cause," or the one-year anniversary of a notice by the executive officer of termination of employment for any reason, subject to Allied World's ability to place the executive officer on "garden leave" during such notice period. Pursuant to the employment agreements, in the event of delivery of a notice of termination of the executive officer's employment by Allied World without cause or by the executive officer for any reason, the executive officer will be entitled, during the one-year notice period, to the following cash payments: (i) continued payments of base salary; (ii) any unpaid annual bonus with respect to any completed fiscal year, payable in a lump sum and determined using the actual annual bonus or, if the actual annual bonus has not been finalized, the average annual bonus paid in the last two years; (iii) a pro rata annual bonus, payable in a lump sum and determined using the average annual bonus paid in the last two years; and (iv) a full-year annual bonus, payable in a lump sum and determined using the average annual bonus paid in the last two years. In addition, the executive officer will be entitled to participation in Allied World's health and other insurance plans during the one-year notice period. Payment of the amounts and benefits described above is conditioned on the executive officer complying with certain restrictive covenants, including a confidentiality provision, an invention assignment provision and covenants not to compete and not to solicit employees, agents, service providers, customers, suppliers, licensees or business relations of Allied World or its subsidiaries that apply during the one-year notice period. The amounts described above would be payable over time upon termination of employment without regard to the consummation of the Offer and are not enhanced by reason of the Offer.

        The following table shows the aggregate cash payments that would be payable to Allied World's executive officers, other than Mr. Ziegler, in respect of the one-year notice period under their employment agreements if they were to experience a termination of employment by Allied World without cause or to terminate their employment for any reason and be placed on garden leave immediately following the Acceptance Time.

Name	Notice Period Payments ($)(1)
Scott A. Carmilani	2,575,000
John R. Bender	1,154,600
Thomas A. Bradley	1,147,100
Wesley D. Dupont	1,147,100
Frank N. D'Orazio	1,147,100
Marshall J. Grossack	1,032,975
Louis P. Iglesias	1,197,300
Julian James	906,521
John J. McElroy	994,000

(1)
Amounts reported were calculated based on annual base salaries for 2016 and average annual bonuses paid with respect to 2016 and 2015.

        The Merger Agreement provides that, during the one-year period following the Acceptance Time, an employee (other than an employee with an employment agreement) whose employment is terminated will be provided with certain payments and benefits provided under Allied World's discretionary employee severance guidelines, pursuant to which Mr. Ziegler would, subject to execution of a release of claims, be entitled to receive the following payments and benefits in the event he were to experience a qualifying termination of employment immediately following the Acceptance Time: (i) a cash payment equal to his base salary and annual bonus, (ii) a pro rata annual bonus (subject to having provided at least three months of service during the applicable bonus period) and (iii) continued participation in Allied World's welfare benefits for a one-year period. The aggregate cash payments that would be payable to Mr. Ziegler, based on his 2016 annual base salary and annual bonus, would be $599,900.

Supplemental Executive Retirement Plan

        Each of Allied World's executive officers participates in the Allied World Assurance Company (U.S.) Inc. Second Amended and Restated Supplemental Executive Retirement Plan, as amended (the "SERP"), pursuant to which Allied World makes annual contributions of up to 10% of annual base salary in excess of the then-effective maximum amount of annual compensation that could be taken into account under a qualified plan under the Code, as established by the IRS from time to time, with an annual base salary cap of $600,000. A participating executive officer may also voluntarily contribute up to 25% of annual base salary, up to a maximum of $600,000. Pursuant to the SERP, all SERP benefits, other than the Special Contribution described below, will vest and be paid in a lump sum upon the Acceptance Time. The following table sets forth the amounts that each executive officer of Allied World would receive in respect of his SERP account balance as of March 21, 2017, assuming no further investment gains or losses after such date, and excluding any amounts attributable to the Special Contribution.

Name	SERP Account Balance ($)(1)
Scott A. Carmilani	891,666
John R. Bender	257,995
Thomas A. Bradley	110,395
Wesley D. Dupont	203,493
Frank N. D'Orazio	308,660
Marshall J. Grossack	133,228
Louis P. Iglesias	147,867
Julian James	—
John J. McElroy	309,444
Kent W. Ziegler	52,057

(1)
All executive officers other than Messrs. Bradley, Iglesias, James and Ziegler have fully vested SERP account balances. However, under the terms of the SERP, the unvested SERP account balances of Messrs. Bradley, Iglesias, James and Ziegler will be accelerated at the Acceptance Time.

        In addition, the SERP provides for a special one-time Allied World contribution (the "Special Contribution") for certain executive officers that is in addition to the ordinary contributions made by Allied World under the SERP and that is subject to forfeiture in the event an executive officer's employment is terminated prior to January 1, 2020 by Allied World for "cause" or by the executive officer without "good reason" (in each case, as defined in the SERP) as follows: 75% will be forfeited if such termination occurs prior to January 1, 2018, 50% will be forfeited if such termination occurs on or after January 1, 2018 and prior to January 1, 2019 and 25% will be forfeited if such termination occurs on or after January 1, 2019 and prior to January 1, 2020. Vested Special Contributions will be paid in a lump sum on the earliest to occur of an executive officer's termination of employment for any reason, death, "retirement," or "disability" (in each case, as defined in the SERP). Each of Messrs. Bender, Bradley, D'Orazio, Dupont and Iglesias received a Special Contribution of $2,000,000, and Messrs. Grossack and McElroy received Special Contributions of $1,800,000 and $1,700,000, respectively. The Special Contribution for each such executive officer was originally scheduled to be subject to shareholder approval in four equal installments at the 2016, 2017, 2018 and 2019 annual shareholder meetings of Allied World; however, in connection with the Offer, Allied World's shareholders will be asked to approve the 75% of the Special Contribution that remains subject to shareholder approval at an extraordinary general meeting of Allied World's shareholders to be held after the Acceptance Time. Vesting and pay-out of the Special Contribution will be unaffected by the Offer and will be governed by the original terms, including forfeiture conditions, specified in the SERP following the Acceptance Time.

Indemnification and Insurance

        After the Effective Time, Fairfax is obligated to cause the surviving company to indemnify all directors and officers to the fullest extent permitted by law and Allied World's Articles of Association and ensure the organizational documents of the surviving company contain indemnification provisions at least as favorable as those currently in effect on the date of the Merger Agreement.

        The Merger Agreement provides that the surviving company will maintain the current D&O insurance policy or purchase a tail policy, in either case, for six years following the Closing; provided that, the surviving company will not be required to expend in excess of 300% of the current annual premiums paid by Allied World for such policies, and if such policy would exceed such amount, the surviving company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Quantification of Payments and Benefits to Allied World's Named Executive Officers

        The information in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of Allied World's named executive officers that is based on or otherwise related to the Offer. For purposes of the table below, Allied World is disclosing information for those individuals, each a named executive officer, who were listed in the "Summary Compensation Table" in Amendment No. 1 to Allied World's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 27, 2017. Further information about the compensation disclosed in the table below is set forth in "—Interests of Allied World's Directors and Executive Officers in the Offer" above. Please note that the amounts described and quantified below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date and do not reflect certain compensation actions that may occur before the Acceptance Time. For purposes of calculating the amounts included in the table below, except as otherwise noted, we have assumed June 30, 2017 as the date of the Acceptance Time and a termination of each named executive officer's employment on June 30, 2017, immediately following the Acceptance Time.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)	Other ($)	Total ($)
Scott A. Carmilani	—	16,236,691	—	—	—	—	16,236,691
Thomas A. Bradley	—	2,471,401	1,584,988	—	—	—	4,056,389
Wesley D. Dupont	—	3,110,813	1,805,149	—	—	—	4,915,962
Frank N. D'Orazio	—	2,858,040	1,776,043	—	—	—	4,634,083
Louis P. Iglesias	—	2,163,461	1,506,400	—	—	—	3,669,861

(1)
As discussed in "—Employment Agreements" above, the named executive officers are entitled to certain cash payments in respect of the one-year notice period under their employment agreements. Such cash payments are not enhanced by reason of, nor conditioned upon the consummation of, the Offer.

(2)
Amounts reported represent the value of accelerated vesting of unvested equity awards held by the named executive officers as of the Acceptance Time. Amounts reported assume a per-share Equity Award Consideration of $53.24 (the average closing price of an Allied World share over the first five business days following the first public announcement of the Merger Agreement, which is the amount that Regulation S-K requires to be used for purposes of this table). The vesting of the equity awards is conditioned on the completion of the Offer). Additional details, including details regarding the timing of such payments and quantification of the amounts each named executive officer would receive in respect of each type of equity award held by the named executive officer as of the Acceptance Time, are set forth in "—Treatment of Company Equity Awards" above.

(3)
As discussed in "—Supplemental Executive Retirement Plan" above, at the Acceptance Time, SERP account balances, other than with respect to the Special Contributions, will vest and be paid out at the Acceptance Time for all employees. Such vesting is conditioned on the completion of the Offer. Amounts reported include the value of SERP account balance for Mr. Bradley as of March 21, 2017 (including earnings thereon), for which vesting will be accelerated at the Acceptance Time (all other named executive officers have fully vested SERP account balances). Amounts reported also include the Special Contribution amounts for Messrs. Bradley, D'Orazio, Dupont and Iglesias that will be subject to shareholder approval at an extraordinary general meeting of Allied World's shareholders to be held after the Acceptance Time (i.e., 75% of the total Special Contribution amount for Messrs. Bradley, D'Orazio, Dupont and Iglesias, including earnings thereon), which, assuming such approval, and termination of the named executive officer's employment other than by Allied World for cause or by the named executive officer without good reason, will vest and be paid out at the Acceptance Time. Such vesting is conditioned on both the completion of the offer and the named executive officer's qualifying termination of employment. Additional details, including details regarding the timing of such payments and the SERP account balances and Special Contribution amounts for each named executive officer, are set forth in "—Supplemental Executive Retirement Plan" above.

        As discussed in "—Employment Agreements" above, the named executive officers are entitled to continued participation in Allied World's health and insurance plans during the one-year notice period under their employment agreements. Such benefits are not enhanced by reason of, nor conditioned upon the consummation of, the Offer.

The Merger Agreement

        On December 18, 2016, Allied World and Fairfax entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in the sections of the prospectus entitled "—Background To and Reasons for the Transactions" and "The Merger Agreement", are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by Allied World with the SEC on December 20, 2016 to provide shareholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on that Form 8-K are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Allied World to Fairfax in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Allied World at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Allied World in the its public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Allied World's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Allied World, Fairfax, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the prospectus, and this Schedule 14D-9, as well as in Allied World's other public filings.

Confidentiality Agreement

        Allied World and Fairfax entered into a customary letter agreement regarding confidentiality, dated October 17, 2016 (the "Confidentiality Agreement"), in connection with a possible transaction involving Allied World. Under the terms of the Confidentiality Agreement, Allied World and Fairfax agreed that, subject to certain exceptions, Fairfax and its representatives would keep the "Proprietary Information" (as defined in the Confidentiality Agreement) strictly confidential and would not disclose any Proprietary Information, and would not use any Proprietary Information other than in connection with evaluating or negotiating a possible transaction with Allied World.

        This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Allied World Shareholder Voting Agreement

        The directors and executive officers of Allied World, who control approximately 3.0 percent of the outstanding Allied World shares, entered into the Allied World Shareholder Voting Agreement with Fairfax, pursuant to which they have agreed to tender their Allied World shares in the Offer. Pursuant to the Allied World Shareholder Voting Agreement, the directors and executive officers of Allied World also agreed to irrevocably grant and appoint Fairfax, and any designee of Fairfax, as their proxy to vote their Allied World shares in favor of the Articles Amendment, Board Modification and the Special Dividend at a meeting of the Allied World shareholders called for such purpose. The preceding summary of the Allied World Shareholder Voting Agreement is qualified in its entirety by reference to the complete text of the form of Allied World Shareholder Voting Agreement entered into by each such director and executive officer of Allied World, which is attached as 10.1 to this Schedule 14D-9 and incorporated herein by reference. See the section in the prospectus entitled "Questions and Answers About the Offer—Will Allied World's executive officers and directors participate in the Offer?" for more information on the Allied World Shareholder Voting Agreement.

Parent Shareholder Voting Agreement

        Concurrent with the execution of the Merger Agreement, Prem Watsa, Fairfax's Chairman and CEO, and The Sixty Two Investment Company Limited ("Sixty Two"), a company controlled by Mr. Watsa, entered into a voting agreement with Allied World (the "Parent Shareholder Voting Agreement"). Under the terms of the Parent Shareholder Voting Agreement, Mr. Watsa and Sixty Two, who collectively hold an aggregate voting interest in Fairfax of approximately 43%, agreed to vote all shares they own and are entitled to vote in favor of the issuance of Fairfax Shares in the Offer and the Merger, if a vote of Fairfax's shareholders to approve the issuance of Fairfax shares in connection with the Transactions was deemed necessary under applicable TSX rules. Fairfax was ultimately not required under applicable TSX rules to obtain Fairfax shareholder approval because Fairfax made the Cash Election.

Item 4.    The Solicitation or Recommendation

Recommendation of the Board

        After careful consideration, including a thorough review of the Transactions with its legal and financial advisers, Allied World's board of directors: (i) approved the Merger Agreement and authorized and approved the Offer and the Special Dividend; (ii) determined that the form, terms and provisions of the Merger Agreement, the performance by Allied World of its obligations thereunder and the consummation by Allied World of the transactions contemplated thereby, including the Merger, are advisable and fair to and in the best interests of Allied World; (iii) resolved to recommend that the shareholders of Allied World approve the Articles Amendment, the Board Modification, (unless waived by Fairfax) the Special Dividend and the forgoing of the $0.26 quarterly dividend for the first quarter of 2017; (iv) resolved to recommend that the shareholders of Allied World accept the Offer and tender their Allied World shares into the Offer; and (v) resolved to recommend that the shareholders of Allied World approve the Merger.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE ALLIED WORLD
SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES
PURSUANT TO THE OFFER.

Background for the Board's Recommendation

        The board of directors and management of Allied World regularly review and evaluate potential strategic transactions, including business combinations, as part of their ongoing oversight and management of Allied World's business and in furtherance of Allied World's goal to increase its competitive positioning within the market. In the years leading up to the present transaction, Allied World, with the assistance of its legal and financial advisors, reviewed and analyzed potential strategic transactions with several companies within the insurance and reinsurance industry, but ultimately determined that a transaction with such companies at the relevant times was not strategically attractive. During this time, Allied World also engaged in a review of potential opportunities for smaller acquisitions as well as organic growth, and executed on certain of these initiatives, including its acquisitions of the Hong Kong and Singapore operations of Royal & Sun Alliance Insurance plc in April 2015.

        During July 2015, Scott A. Carmilani, the Chairman and Chief Executive Officer of Allied World, engaged in preliminary discussions with representatives from a third party ("Party 1") regarding the possibility of a strategic business combination transaction involving the two companies. During this time, Mr. Carmilani kept members of the Allied World board of directors apprised of developments in connection with the preliminary discussions with Party 1, and Allied World entered into a mutual confidentiality agreement with Party 1 and held a series of meetings and telephonic discussions to discuss structural considerations and conduct due diligence. These preliminary discussions continued through early September 2015, at which point the parties determined to cease discussions regarding a potential transaction.

        On May 31, 2016, the board of directors of Allied World held a telephonic informational call with certain members of Allied World's management in attendance. Mr. Carmilani reported that he had been approached separately by a few companies in the industry regarding exploring the possibility of a strategic transaction involving Allied World. One company was Party 1. Mr. Carmilani agreed to keep the board apprised of any developments.

        On June 8, 2016, the board of directors of Allied World held a telephonic informational call with certain members of Allied World's management in attendance, together with representatives of Willkie Farr & Gallagher LLP ("Willkie Farr"), Allied World's U.S. external legal counsel, during which Mr. Carmilani reported on his preliminary conversations with Party 1. During the call, Allied World's board of directors expressed its view that engaging in further discussions with Party 1 regarding the possibility of a strategic business combination may be worthwhile. During the call, Willkie Farr discussed with the board of directors of Allied World its fiduciary duties in the context of considering a potential sale, taking into account advice from Swiss counsel.

        Mr. Carmilani continued preliminary discussions with Party 1 during June and July 2016 regarding a potential strategic business combination. Allied World held board update calls on June 28 and July 7, 2016 at which Mr. Carmilani provided an update to the board regarding the status of discussions among other topics that were discussed.

        On July 19, 2016, the board of directors of Allied World met, together with certain members of Allied World's management. At the meeting, a representative of Baker & McKenzie, Allied World's Swiss external legal counsel, discussed with the board of directors of Allied World its fiduciary duties under Swiss law in the context of considering a potential sale, among other topics that were discussed.

        On July 20, 2016, Mr. Carmilani had a telephonic conversation with a member of management of Party 1, during which the submission of a written indication of interest by Party 1 was discussed. On July 21, 2016, Party 1 submitted a non-binding written indication of interest (the "Offer Letter") to Allied World. The Offer Letter proposed a taxable transaction at a price of $48.00 per share with

$500 million—$1 billion of the consideration to be paid in cash with the remainder to be paid in Party 1's stock at a fixed exchange ratio, together with other non-binding terms.

        On July 24, 2016, the board of directors of Allied World met telephonically, together with certain of Allied World's management and representatives of Willkie Farr, to discuss the Offer Letter from Party 1. Mr. Carmilani provided an overview of the principal terms of the Offer Letter, including that the proposed transaction (i) valued Allied World at $48.00 per share and involved consideration of a combination of cash and common stock of Party 1, (ii) would be structured as a fully taxable purchase of Allied World's shares for U.S. federal income tax purposes and (iii) contemplated a "no-shop" provision with matching rights, a 60-day exclusivity period and a breakup fee equal to 4% of the equity value, among other non-binding terms. The board of directors of Allied World discussed the terms of the Offer Letter and the rationale behind pursuing a possible transaction with Party 1, current market conditions and Allied World's prospects if it remained independent. Following this discussion, the board of directors of Allied World determined to meet in the upcoming weeks to further discuss the pros and cons of a strategic transaction versus remaining independent. The directors noted that they were okay with Allied World's management and advisors continuing discussions with Party 1, but that the current terms proposed by Party 1 were deficient in several regards, including the price per share offered and the lack of a "go-shop" provision, and that Allied World's management should convey that to Party 1 and seek to receive a better offer.

        On August 4, 2016, Party 1 sent an initial diligence request list to Allied World.

        On August 11, 2016, the board of directors of Allied World met, together with certain of Allied World's management, to further discuss the status of discussions with Party 1. Members of Allied World's management presented to the board of directors of Allied World on the macroeconomic environment, insurance industry dynamics, business updates for Allied World's operating segments, the valuation of Party 1 and an overview of Party 1's business and operations. Following this discussion and review, management shared its recommendation that Allied World continue to engage in negotiations with Party 1, as well as proceed with mutual due diligence. The board of directors of Allied World allowed management to engage in continued negotiations with Party 1, but noted again that as currently constructed, Party 1's offer was unacceptable and would need to be improved. The board of directors of Allied World also directed that, subject to entering into a customary confidentiality agreement, management proceed with exchanging due diligence materials with Party 1. The board of directors of Allied World also compared various investment banking firms as candidates to serve as Allied World's financial advisor in connection with the review of the possible transaction and discussed retaining BofA Merrill Lynch, based upon, among other things, the fact that BofA Merrill Lynch is an internationally recognized investment banking firm that has substantial experience in merger and acquisition transactions and the high-quality service that BofA Merrill Lynch provides. Later that same day, Allied World entered into a mutual confidentiality agreement with Party 1.

        On August 12, 2016, Allied World and Party 1 began exchanging due diligence materials. On August 14, 2016, Allied World entered into a 42-day exclusivity agreement with Party 1 and on August 15, 2016, Party 1 shared with Allied World a presentation regarding Party 1's business and year-to-date results.

        During the remainder of August until the termination of negotiations regarding a potential transaction in September 2016, the management teams of Allied World and Party 1, with the assistance of their respective financial, actuarial, tax and legal advisors, performed due diligence on each other through a series of meetings, telephonic discussions and a review of both public and non-public information. During this time, certain members of Allied World's management team provided updates to members of the board of directors of Allied World regarding the status of ongoing due diligence and discussions with Party 1.

        On August 16, 2016, at the direction of the board of directors of Allied World, certain members of Allied World's management called representatives of BofA Merrill Lynch to ask BofA Merrill Lynch to assist Allied World in evaluating a proposed transaction. Following a preliminary review of BofA Merrill Lynch's prior and current relationships with Party 1, BofA Merrill Lynch was selected to serve as Allied World's financial advisor.

        On August 18, 2016, Allied World entered into a mutual standstill agreement with Party 1, which provided for termination upon the entrance by either party into an alternative transaction, and on August 19, 2016, Allied World sent an initial due diligence request list to Party 1. Allied World and Party 1 continued to conduct due diligence (including in-person meetings) and exchange additional diligence requests until the termination of negotiations regarding a potential transaction in September 2016.

        On August 23, 2016, management from Allied World and Party 1 met and discussed a presentation prepared by BofA Merrill Lynch as well as a draft term sheet that Allied World had prepared and sent to Party 1 on August 22, 2016 in response to Party 1's Offer Letter. Throughout the remainder of August 2016, management from Allied World and Party 1, as well as BofA Merrill Lynch and Party 1's financial advisor, continued to discuss and evaluate a potential business combination.

        On September 3, 2016, Party 1 sent Allied World an updated term sheet, and on September 4, 2016, external counsel to Party 1 sent Willkie Farr an initial draft of a merger agreement.

        On September 6, 2016, the board of directors of Allied World met, together with certain members of Allied World's management and representatives of BofA Merrill Lynch and Willkie Farr. The board of directors of Allied World reviewed with management from Allied World and representatives of BofA Merrill Lynch the status of discussions with Party 1, the due diligence process and Party 1's initial draft merger agreement. The board of directors of Allied World discussed the issues presented in Party 1's initial draft merger agreement, including the economic terms, deal protections and conditionality. Representatives from BofA Merrill Lynch reviewed financial analyses with respect to Allied World, Party 1 and a preliminary valuation analysis of Allied World and reviewed the Party 1 proposal, as well as specific terms included in the Offer Letter and draft merger agreement. Along with management, BofA Merrill Lynch reviewed with the board of directors of Allied World other companies that could potentially be interested in acquiring Allied World and the likelihood of each company effecting a transaction. After a discussion, the board of directors of Allied World instructed management to continue to engage in discussions regarding the principal terms of a potential transaction with Party 1 and to proceed with its due diligence investigation of Party 1. A representative of Willkie Farr discussed structural considerations regarding a potential transaction and other issues raised by the draft merger agreement and discussed with the board of directors of Allied World its fiduciary duties in the context of a sale transaction, taking into account the advice from Swiss counsel.

        On September 9, 2016, representatives of BofA Merrill Lynch, on behalf of Allied World, submitted an updated term sheet to the financial advisor of Party 1. During the following week, management of Allied World and representatives of BofA Merrill Lynch continued to discuss and negotiate Party 1's proposal with management of Party 1 and its financial advisor.

        On September 19, 2016, the board of directors of Allied World met telephonically, together with certain of Allied World's management and representatives of BofA Merrill Lynch, at which time the board of directors of Allied World was updated on the progress of negotiations with Party 1. Certain of Allied World's management and representatives of BofA Merrill Lynch noted that negotiations had been proceeding steadily but there were several hurdles that had yet to be overcome, including certain fundamental issues with regard to valuation considerations. Management also discussed certain structuring and tax considerations with the board of directors of Allied World. The board of directors of Allied World discussed these open issues and expressed concern that continued protracted negotiations were causing Allied World's management to expend valuable time and resources on a transaction that may never come to fruition. The board of directors of Allied World also noted that the slow pace of the transaction increased the risk of leaks and competitors potentially poaching Allied World's key employees. The pending expiration of the exclusivity agreement with Party 1 on September 25, 2016 was also discussed. After this discussion, the board of directors of Allied World directed management to send Party 1 an updated draft of the merger agreement and requested that Allied World's management and advisors continue their negotiations with Party 1 with an effort to conclude discussions quickly. The updated draft of the merger agreement was sent to Party 1 later that same day.

        On September 22, 2016, after several days of negotiation, Allied World and Party 1 mutually agreed to terminate discussions regarding a potential business combination over differences in valuation and structure.

        On September 28, 2016, a senior member of the deal team of BofA Merrill Lynch organized an introductory dinner meeting between V. Prem Watsa, the Chairman and Chief Executive Officer of Fairfax, and Mr. Carmilani in Toronto, Canada. Mr. Watsa, Mr. Carmilani and a senior member of the BofA Merrill Lynch deal team discussed an overview of Allied World, general trends in the industry and market outlook.

        Following the September 28, 2016 dinner, representatives of BofA Merrill Lynch had several calls with Mr. Watsa to discuss Fairfax's potential interest in Allied World. Mr. Watsa, in an effort to explore a potential business combination with Allied World, requested a meeting with Mr. Carmilani.

        On October 11, 2016, Mr. Watsa and Mr. Carmilani again met for dinner, during which Mr. Watsa expressed preliminary interest in a potential business combination with Allied World and a desire for additional discussions with other members of Allied World's management. After this meeting, Mr. Carmilani conveyed Mr. Watsa's interest to the Allied World board of directors, who instructed Mr. Carmilani to engage in further dialogue with Mr. Watsa. Throughout early October, Mr. Carmilani kept members of the Allied World board of directors apprised of his preliminary discussions with Mr. Watsa.

        On October 17, 2016, Fairfax retained Shearman & Sterling LLP ("Shearman") and Torys LLP ("Torys") as its U.S. and Canadian legal counsel, respectively, in connection with the potential business combination with Allied World.

        On October 17, 2016, Allied World entered into a mutual confidentiality agreement with Fairfax, and on October 18, 2016, Willkie Farr, BofA Merrill Lynch, Shearman and Torys had a telephonic organizational meeting to discuss the process and structuring of a potential transaction, including, among other things, due diligence process, potential tax issues and regulatory issues. Fairfax also sent to Allied World on October 18, 2016 a draft exclusivity agreement and term sheet, which proposed a transaction with mixed consideration of cash and stock with a portion of the cash consideration structured as a special dividend from Allied World, a 5% termination fee and a strict "no-shop" provision.

        On October 19, 2016, Fairfax retained Homburger AG as its Swiss legal counsel in connection with the potential business combination with Allied World.

        During the remainder of October 2016 through November 16, 2016, Mr. Carmilani, together with Allied World's financial and legal advisors, discussed with members of the board of directors of Allied World at varying times the status of ongoing discussions with Fairfax. In particular, Mr. Carmilani provided continuous updates to Allied World's lead independent director regarding the negotiations and key transaction terms such as price, deal structure, the inclusion of a "go-shop" provision and the termination fee, which were in turn reported to other members of the board of directors of Allied World, and engaged in individual discussions with directors from time to time regarding structuring, valuation and other issues related to the potential transaction.

        On October 20, 2016, the board of directors of Allied World received background materials prepared by BofA Merrill Lynch describing Fairfax's businesses, operations and historical financial results. Allied World's management also provided to the board of directors of Allied World a draft term sheet, prepared with the assistance of BofA Merrill Lynch and its legal advisors, in response to the original term sheet delivered by Fairfax on October 18, 2016.

        On October 25, 2016, certain members of Allied World's management, together with representatives from BofA Merrill Lynch, met with certain members of management of Fairfax to conduct due diligence, including a discussion and review of the strategy, business and operations, and financial results of both Allied World and Fairfax. Certain members of management of Allied World and certain members of the board of directors of Allied World also met with certain members of management of Fairfax, including Mr. Watsa, to discuss the potential transaction between Allied World and Fairfax.

        On October 28, 2016, the board of directors of Allied World met, together with certain members of Allied World's management and representatives of BofA Merrill Lynch and telephonically with representatives of Willkie Farr, to review updates on the process of negotiations with Fairfax. In particular, Mr. Carmilani reviewed certain aspects of the possible transaction with Fairfax, including deal structure, consideration mix and the inclusion of a "go-shop" provision. Representatives of BofA Merrill Lynch delivered a disclosure memorandum regarding certain information concerning BofA Merrill Lynch's material relationships with Fairfax (as described in greater detail in the last paragraph in the section entitled "—Opinion of Allied World's Financial Advisor"), which included that a senior member of the deal team working with Allied World had been BofA Merrill Lynch's relationship manager and a member of the coverage team for Fairfax, had worked with Fairfax on multiple actual and potential transactions and more than a decade ago had served as Executive Vice President and CFO of a subsidiary of Fairfax. The board of directors of Allied World discussed such disclosures and determined that BofA Merrill Lynch could serve as Allied World's financial advisor with respect to the potential transaction with Fairfax. Representatives of BofA Merrill Lynch then reviewed with the board of directors, among other things, certain preliminary financial analyses of Fairfax and Allied World.

        After a discussion regarding the status of negotiations, the board of directors of Allied World agreed that management would send a revised draft of the term sheet to Fairfax, proposing, among other things, a price of $52.50 per share of Allied World common stock with such consideration including a $5.00 special dividend paid by Allied World, $5.00 in cash from Fairfax and $42.50 in Fairfax common stock based on a volume weighted average trading price of the Fairfax shares at signing of a definitive merger agreement, provided that Fairfax was entitled to substitute up to $10.00 of the stock portion of the consideration with cash, a 45-day "go-shop" period and a dual termination fee of 1% during the "go-shop" period and 3% thereafter.

        On October 29, 2016, BofA Merrill Lynch, at the direction of Allied World, sent the updated term sheet to Fairfax reflecting the terms described above, and Mr. Watsa and Mr. Carmilani had additional discussions regarding a potential transaction. Later that day, management of Fairfax provided an update to the board of directors of Fairfax on the status of discussions with Allied World, including the proposed terms of the potential transaction. From October 29, 2016 through November 16, management of Fairfax kept members of the Fairfax board of directors apprised of developments in connection with the potential transaction with Allied World.

        Later on October 29, 2016, Fairfax sent Allied World a revised draft of the term sheet, proposing, among other things, a price of $50.00 per share of Allied World common stock, with such consideration including a $5.00 special dividend paid by Allied World, $5.00 in cash from Fairfax and $40.00 in Fairfax common stock based on a fixed exchange ratio, provided that Fairfax was entitled to substitute up to $10.00 of the stock portion of the consideration with cash, a 30-day "go-shop" period and a dual termination fee of 3% during the "go-shop" period and 4% thereafter.

        Also on October 29, 2016, the board of directors of Allied World met telephonically, together with certain members of management, representatives of Willkie Farr and representatives of BofA Merrill Lynch. Mr. Carmilani provided a further update on the status of negotiations, including describing the details of the updated proposal received from Fairfax. After a discussion regarding the updated proposal and the pros and cons of remaining independent versus consummating a potential transaction with Fairfax, Allied World's management, representatives of BofA Merrill Lynch and representatives of Willkie Farr each provided the board of directors of Allied World with their views and recommendations regarding the updated proposal and next steps regarding negotiation. After a discussion, the board of directors of Allied World agreed that Allied World's management would respond to Fairfax's latest proposal.

        On October 31, 2016, following additional discussions between Mr. Watsa, other members of Fairfax management, Mr. Carmilani and representatives of BofA Merrill Lynch, BofA Merrill Lynch at the direction of Allied World sent a revised term sheet to Fairfax proposing, among other things, a price of $50.50 per share of Allied World common stock, with such consideration including a $5.00 special dividend paid by Allied World, $5.00 in cash from Fairfax and $40.50 in Fairfax shares based on a volume weighted average trading price of the Fairfax shares at signing of a definitive merger agreement, provided that Fairfax was entitled to substitute up to $13.00 of the stock portion of the consideration with cash, a 30-day "go-shop" period and a dual termination fee of 1.5% during the "go-shop" period and 4% thereafter. During the course of the day, Mr. Watsa and other members of Fairfax management continued to discuss the terms of a potential transaction with Mr. Carmilani and representatives of BofA Merrill Lynch.

        On November 1, 2016, the board of directors of Allied World met telephonically, together with certain members of Allied World's management, representatives of Willkie Farr and representatives of BofA Merrill Lynch. Mr. Carmilani provided an update on the status of discussions with Fairfax, including the term sheet and an exclusivity agreement with Fairfax. In response to questions from the board of directors of Allied World, representatives of Willkie Farr discussed the anticipated timing of a potential transaction, reviewed the draft merger agreement that Willkie Farr had prepared and reviewed the due diligence that Willkie Farr had undertaken to date with respect to the publicly available documents of Fairfax. Following this discussion, the board of directors of Allied World requested that Willkie send the draft merger agreement to Fairfax and that management and representatives of BofA Merrill Lynch continue to engage Fairfax in discussions regarding the terms of a potential transaction.

        Later on November 1, 2016, Willkie Farr sent Shearman and Torys a draft merger agreement.

        Allied World also sent Fairfax a due diligence request list that same day, and from early to mid-November, the management teams of Allied World and Fairfax, together with their respective financial, actuarial, tax and legal advisors, performed extensive due diligence through a series of meetings, telephonic discussions and a review of both public and non-public information.

        On November 3, 2016, after continued discussions between management of Allied World and representatives of BofA Merrill Lynch with management of Fairfax, Allied World entered into an exclusivity agreement with Fairfax covering the period through November 21, 2016.

        On November 6, 2016, Shearman delivered a revised draft of the merger agreement to Willkie Farr. Between November 7, 2016 and November 10, 2016, representatives of Shearman and Willkie Farr exchanged several drafts of the merger agreement and had several telephonic discussions to discuss the same.

        On November 8, 2016, representatives of Willkie Farr conducted on-site due diligence at Torys' offices in Toronto.

        On November 10, 2016, the board of directors of Allied World held a telephonic update call with certain members of Allied World's management, representatives of Willkie Farr and representatives of BofA Merrill Lynch to discuss the status of negotiation of the merger agreement and material deal terms.

        From November 10, 2016 through November 14, 2016, management of Fairfax and representatives of Shearman and Torys (in consultation with Homburger) continued to exchange drafts of the merger agreement and engaged in numerous calls with Allied World and representatives of BofA Merrill Lynch and Willkie Farr (in consultation with Allied World's Swiss and Canadian external legal counsel) regarding the merger agreement and the terms of the proposed transaction, including the exchange ratio, the "go-shop" provision, termination fees and terms related to deal certainty.

        Between November 10, 2016 and November 14, 2016, representatives of Allied World held various discussions with rating agencies and Swiss tax authorities to notify them of the potential proposed business transaction with Fairfax.

        On November 12, 2016, the board of directors of Allied World met telephonically, together with certain members of Allied World's management, representatives of Willkie Farr and representatives of BofA Merrill Lynch. At the meeting, Allied World's management updated the board of directors as to the current status of its discussions with Fairfax as well as the timing of a potential transaction, including that progress had been made toward finalizing the principal deal terms. Representatives of BofA Merrill Lynch provided a general market update as well as preliminary financial analyses of Fairfax and Allied World and discussed how the recent trading prices of Allied World's and Fairfax's respective stocks had created issues in setting an appropriate exchange ratio for the stock portion of the consideration. A detailed discussion ensued regarding how certain considerations with respect to the exchange ratio affected the overall value of the consideration to be received by Allied World shareholders in a potential transaction with Fairfax. Following this discussion, the board of directors of Allied World requested that management and representatives of BofA Merrill Lynch and Willkie Farr continue to engage Fairfax and its representatives in discussions regarding the terms of a potential transaction.

        On November 14, 2016, the board of directors of Allied World met, together with certain members of Allied World's management, representatives of Willkie Farr and representatives of BofA Merrill Lynch. Management reported on the negotiations regarding the merger agreement and representatives of Willkie Farr discussed with the board of directors of Allied World the applicable legal standards and duties (taking into account the advice from Swiss counsel) in the context of considering a strategic transaction of the type being proposed. Representatives of Willkie Farr provided an overview of the proposed strategic transaction with Fairfax and reviewed a presentation detailing the key terms of the merger agreement and discussed the remaining points being negotiated. Representatives of BofA Merrill Lynch presented to the board of directors of Allied World various preliminary financial analyses of the proposed merger and reviewed selected financial terms of the proposed transaction.

        Representatives of BofA Merrill Lynch also delivered a general market update, a report on the relative price performance of Allied World's and Fairfax's stocks and an updated exchange ratio analysis. A discussion ensued regarding how Fairfax would fund the cash portion of the transaction and the continued difficulty in setting an exchange ratio with an appropriate premium to the current market price of Allied World' stock, after which the Allied World board of directors discussed Allied World's projections and valuation and Fairfax's projections and valuation with BofA Merrill Lynch.

        From November 14, 2016 through November 16, 2016, representatives of Willkie Farr (in consultation with Allied World's Swiss and Canadian external legal counsel) continued to work to finalize the merger agreement with representatives of Shearman (in consultation with Torys and Homburger), and certain members of Allied World's management continued to discuss the exchange ratio mechanics with representatives of BofA Merrill Lynch and to discuss and negotiate the exchange ratio mechanics with representatives of Fairfax. On November 16, 2016, Allied World informed Fairfax that due to the continued decrease of Fairfax's share price, the recent increase in Allied World's stock price and the resulting difficulty in setting an agreed exchange ratio with an appropriate premium to the current market price of Allied World's stock, Allied World currently was unable to continue pursuing a transaction with Fairfax, absent a modification to the purchase price. After further discussion, the parties elected to terminate discussions at such time and management of Fairfax advised Fairfax's board of directors, Shearman, Torys and Homburger that Fairfax had decided not to proceed with a potential transaction with Allied World at that time.

        On December 3, 2016 and December 4, 2016, representatives of BofA Merrill Lynch, Mr. Carmilani and Mr. Watsa had discussions regarding the possibility of re-initiating negotiations regarding a potential transaction.

        On December 6, 2016, the board of directors of Allied World held a telephonic informational call with certain members of management of Allied World to discuss general market updates, as well as the relative performance of Allied World's stock and Fairfax's stock in the prior few weeks. After additional discussion regarding the risks and benefits of reengaging with Fairfax regarding a potential transaction, the board of directors of Allied World requested that management reengage in discussions with Fairfax.

        On December 8, 2016, Mr. Watsa, Mr. Carmilani and a senior representative of BofA Merrill Lynch met to discuss the possibility of restarting negotiations and the expected timeline and certain terms of a potential transaction, and Mr. Watsa, Mr. Carmilani and Allied World's lead independent director, as well as additional members of management of Fairfax and Allied World and a senior representative of BofA Merrill Lynch, respectively, continued to discuss the possibility of reengaging in negotiations regarding a potential transaction.

        On December 14, 2016, Willkie Farr sent a revised draft of the merger agreement to Shearman and Torys, which, among other things, included revised proposed terms regarding the consideration mix, the conditions to the offer and the merger, deal certainty, and the "go-shop" provision. Fairfax and its advisors did not reengage with Allied World or its advisors on the draft of the merger agreement received that day as it would have been premature given the state of the discussions between Fairfax and Allied World, including the outstanding issues relating to an agreed exchange ratio and purchase price.

        On December 15, 2016, the board of directors of Allied World met, together with certain members of Allied World's management and representatives of Willkie Farr and BofA Merrill Lynch.

        Management provided an update on the re-initiation of discussions with Fairfax and the status of those discussions. Following this discussion, the board of directors of Allied World directed management and representatives of BofA Merrill Lynch and Willkie Farr to continue negotiating the proposed transaction and agreed to potentially reconvene on December 18, 2016.

        Commencing in the evening of December 16, 2016 and continuing until execution of the merger agreement on the night of December 18, 2016, certain members of Allied World's management and representatives of BofA Merrill Lynch and Willkie Farr (in consultation with Allied World's Swiss and Canadian external legal counsel) worked with management of Fairfax and representatives of Shearman and Torys (in consultation with Homburger) to negotiate the terms of an agreed exchange ratio and purchase price, the definitive merger agreement and the ancillary documents related thereto, complete their respective due diligence reviews and finalize the terms and structure of the proposed transaction.

        On December 18, 2016, the board of directors of Fairfax met via teleconference with certain members of Fairfax's management. At this meeting, management of Fairfax provided the board of directors of Fairfax with an extensive overview of Allied World and the proposed transaction.

        Management of Fairfax reviewed the potential benefits of the proposed transaction and the funding of such transaction by cash and the issuance of Fairfax shares. Management of Fairfax also reported on the status of negotiations with Allied World and the proposed final terms of the merger agreement.

        Following this meeting, the board of directors of Fairfax unanimously approved the proposed transaction with Allied World and the other transactions contemplated thereby pursuant to a written resolution dated December 18, 2016.

        On December 18, 2016, the board of directors of Allied World met via teleconference with certain members of Allied World's management, representatives of Willkie Farr and representatives of BofA Merrill Lynch. Management of Allied World provided an extensive overview of the proposed transaction with Fairfax and reviewed with the board of directors of Allied World the potential benefits of the transaction. Management noted that the parties had negotiated a purchase price of $54.00 per share, up from the $50.50 per share price that had been offered by Fairfax in November. Management then reported on the status of negotiations regarding the merger agreement and representatives of Willkie Farr then discussed with the board of directors of Allied World the applicable legal standards and duties (taking into account the advice from Swiss counsel) in the context of considering a strategic transaction of the type being proposed, and discussed with the board of directors of Allied World the proposed final terms of the merger agreement. Representatives of BofA Merrill Lynch then reviewed with the board of directors of Allied World BofA Merrill Lynch's financial analyses of the consideration as further described below in the section entitled "—Opinion of Allied World's Financial Advisor." In connection with the deliberation by the board of directors of Allied World, representatives of BofA Merrill Lynch delivered to the board of directors of Allied World an oral opinion, which was confirmed by delivery of a written opinion dated December 18, 2016, to the effect that, as of December 18, 2016 and based upon and subject to the assumptions and limitations set forth in its opinion, the consideration to be received in the transaction by Allied World shareholders (after giving effect to the special dividend) was fair, from a financial point of view, to such Allied World shareholders, as more fully described below under "—Opinion of Allied World's Financial Advisor." Following these discussions, the board of directors of Allied World unanimously (i) determined that the form, terms and provisions of the Merger Agreement, the performance by Allied World of its obligations thereunder and the consummation by Allied World of the transactions contemplated thereby, including the Merger, are advisable and fair to and in the best interests of Allied World, (ii) voted to adopt and approve the Merger Agreement and (iii) resolved to recommend that the shareholders of Allied World approve and adopt the Articles Amendment Proposal, the Board Modification Proposal and the Special Dividend at one or more special meetings of Allied World shareholders and accept the Offer and tender their common shares in the Offer.

        Following the Fairfax and Allied World board of directors meetings, on the evening of December 18, 2016, the merger agreement and all ancillary agreements related thereto were finalized and executed by Fairfax and Allied World, and Fairfax and Allied World issued a joint press release announcing the proposed transaction.

        On December 19, 2016, under the direction and supervision of management of Allied World, representatives of BofA Merrill Lynch began contacting parties that were believed to be potentially interested in, and capable of, consummating an acquisition of Allied World. During the go-shop period, under the direction and supervision of Allied World, BofA Merrill Lynch contacted 31 potential buyers in order to actively solicit other offers. None of the potential buyers expressed interest in a transaction at a purchase price greater than $54.00 per share and no confidentiality agreements were signed.

Reasons for the Recommendation of the Board of Directors of Allied World

        In reaching its decision to make the recommendation to the Allied World shareholders that they tender their Allied World shares in the Offer, the Allied World board of directors consulted with Allied World's management, as well as with Allied World's legal and financial advisors, and also considered a number of factors that it viewed as supporting its decisions, including, but not limited to, the following:

  •
  the current and historical market prices of the Allied World shares, including the market performance of the Allied World shares relative to those of other participants in Allied World's industry and general market indices, and the fact that the Offer Consideration represented (i) an 18% premium to Allied World's unaffected closing stock price on December 16, 2016 of $45.77, which price was close to the then 52-week high price of $47.11, which also represented the all-time high for Allied World, (ii) a 76% premium to the then 52-week low price of $30.75, (iii) a 1.35x multiple of Allied World's diluted book value as of September 30, 2016, and (iv) a 1.57x multiple of Allied World's diluted tangible book value as of September 30, 2016;

  •
  that the Offer Consideration is likely to be more favorable to Allied World shareholders than the potential value that might result from other alternatives reasonably available to Allied World, including, but not limited to, an acquisition by a different buyer, acquisitions by Allied World of other businesses and the continued operation of Allied World on a stand-alone basis in light of a number of factors, including the risks and uncertainty associated with those alternatives;

  •
  the belief, based on the analyses presented to and discussed by the Allied World board of directors, that the Fairfax shares were reasonably valued at current trading prices;

  •
  the potential for appreciation in value of Fairfax shares, and the opportunity for Allied World shareholders to participate in this appreciation;

  •
  that, as a result of the arm's-length negotiations between the parties, during which time the aggregate price per share offered by Fairfax increased from $50.00 per share to $54.00 per share, the Offer Consideration was the highest price that Fairfax was willing to pay, as described above in the section entitled "—Background for the Board's Recommendation"; and

  •
  the financial analyses presented by BofA Merrill Lynch to the Allied World board of directors and the opinion, dated December 18, 2016, of BofA Merrill Lynch to the Allied World board of directors to the effect that, as of December 18, 2016 and based upon and subject to the assumptions and limitations set forth in such opinion, the consideration to be received in the proposed transaction by holders of Allied World shares (after giving effect to the Special Dividend) was fair, from a financial point of view, to such holders, in each case as more fully described in the section of this Schedule 14D-9 entitled "—Opinion of Allied World's Financial Advisor".

        In addition to considering the factors described above, the Allied World board of directors also considered the following factors:

  •
  the terms and conditions of the Merger Agreement, including:

  •
  the 30-day "go-shop" period following signing during which Allied World could (i) actively seek and negotiate alternative proposals from third parties that had previously been identified by the Allied World's financial advisors and discussed with the Allied World board of directors as being viable potential candidates with whom Allied World could effect an alternative proposal and (ii) terminate the Merger Agreement if, after consultation with its outside legal counsel and financial advisor, the Allied World board of directors determined that (A) failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties and (B) any such alternative proposal constituted a superior proposal, subject to payment of a termination fee of $73.5 million, or approximately 1.5% of the equity value of the transaction, which amount the Allied World board of directors believed was reasonable in light of, among other matters, the benefits of the transaction to Allied World's shareholders, the typical size of such termination fees in similar transactions and the likelihood that a fee of such size would not be a meaningful deterrent to alternative acquisition proposals, as more fully described in the section of the prospectus entitled "The Merger Agreement—Termination Fee";

    •
    the ability of the Allied World board of directors to respond to and negotiate an unsolicited proposal after the "go-shop" period if, after consultation with its outside legal counsel and financial advisor, the Allied World board of directors determined that (i) failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties and (ii) such proposal was, or was reasonably likely to lead to, a superior proposal;

    •
    the ability of the Allied World board of directors to withdraw its recommendation, terminate the Merger Agreement and enter into a definitive agreement with a third party in connection with a superior proposal after the "go-shop" period if, after consultation with its outside legal counsel and financial advisor, the Allied World board of directors determined that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, subject, in specified cases, to payment of a termination fee of $196 million, or approximately 4.0% of the equity value of the transaction, which amount the board of directors of Allied World believed was reasonable in light of, among other matters, the benefits of the transaction to Allied World's shareholders, the typical size of such termination fees in similar transactions and the likelihood that a fee of such size would not be a meaningful deterrent to alternative acquisition proposals, as more fully described in the section of the prospectus entitled "The Merger Agreement—Termination Fee"; and

    •
    the inclusion of a collar mechanism on the exchange ratio used to determine a portion of the share component of the Offer Consideration, which provides Allied World's shareholders with protection against deterioration in value associated with changes in Fairfax's stock price;

  •
  the strong commitment on the part of both parties to complete the Offer and the Merger pursuant to their respective obligations under the terms of the Merger Agreement;

  •
  the fact that Allied World's shareholders retain the ultimate discretion to approve or disapprove the Offer Consideration by electing to tender or not to tender their shares in the Offer;

  •
  the Allied World board of directors' belief, after consultation with its internal and outside legal counsel, that the transaction is likely to receive necessary regulatory approvals in a relatively timely manner without material adverse conditions, which increases the likelihood that the transaction will be consummated;

  •
  the Allied World board of directors' understanding of Allied World's business, assets, financial condition and results of operations, its competitive position and historical and projected financial performance and the nature of the industry in which Allied World competes; and

  •
  the Allied World board of directors' understanding of Fairfax's business, assets, financial condition and results of operations, its competitive position and historical and projected financial performance.

        The Allied World board of directors weighed the foregoing against a number of potentially negative factors, including:

  •
  that there can be no assurance that all conditions to the parties' obligations to complete the Offer and/or the Merger will be satisfied, including the possibility that the Minimum Tender Condition will not be met or waived by Fairfax, and as a result, it is possible that the Offer and/or the Merger may not be completed even if the proposals are approved and adopted by Allied World's shareholders;

  •
  the risks and costs to Allied World if the transaction does not close, including the potential effect on Allied World's business and relationships with employees, customers, brokers, reinsurance intermediaries, regulators and the communities in which it operates;

  •
  the Merger Agreement's restrictions on the conduct of Allied World's business prior to the completion of the Offer, generally requiring Allied World to conduct its business only in the ordinary course and subject to specific limitations, which may delay or prevent Allied World from undertaking business opportunities that may arise pending completion of the Offer;

  •
  the provisions of the Merger Agreement that, following the conclusion of the 30-day "go-shop" period, restrict Allied World's ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions (subject to specified exceptions) and that require Allied World to provide Fairfax with an opportunity to propose adjustments to the Merger Agreement prior to Allied World being able to terminate the Merger Agreement to accept a superior proposal;

  •
  the requirement that at least 66 2/3% of all outstanding Allied World shares be validly tendered in the Offer before Fairfax has the option to waive the Minimum Tender Condition and consummate the Offer, and the requirement that at least 90% of all outstanding Allied World shares be validly tendered in the Offer in order for the Merger to be consummated, and the risk that either such minimum threshold is not obtained;

  •
  the risk that governmental entities may not approve the transaction or may impose conditions on Allied World and/or its subsidiaries or Fairfax and/or its subsidiaries in order to gain approval for the transaction that may adversely impact Allied World's business and relationships with employees, customers, suppliers, brokers, reinsurance intermediaries, regulators and the communities in which it operates;

  •
  the fact that, because a portion of the Offer Consideration is payable in Fairfax shares in accordance with a fixed exchange ratio, Allied World shareholders will be adversely affected by any decrease in the trading price of Fairfax shares prior to completion of the Offer, and may receive less value for their Allied World shares upon completion of the Offer than calculated based on the price of the Fairfax shares at the time the Merger Agreement was executed;

  •
  the risk that the trading price of Fairfax shares could be adversely impacted in the event of decreases in Fairfax's revenue, underwriting and investment results, profit margins or free cash flow or other factors before or after the closing of the Offer;

  •
  the fact that forecasts of future results of operations are necessarily estimates based on assumptions, and that for these and other reasons there is a risk of not realizing anticipated future performance and a risk that other anticipated benefits might not be realized;

  •
  the fact that the transaction could be taxable to Allied World's U.S. shareholders for U.S. federal income tax purposes, depending on whether and how much Fairfax elects to replace a portion of the stock consideration with cash;

  •
  the possibility that, under certain circumstances under the Merger Agreement, Allied World may be required to pay a termination fee of either $73.5 million or $196 million, as more fully described in the section of the prospectus entitled "The Merger Agreement—Termination Fee";

  •
  the potential that the termination fee provisions of the Merger Agreement could have the effect of discouraging a bona fide alternative acquisition proposal for Allied World;

  •
  the fact that Allied World's directors and executive officers have interests in the Merger that may be different from, or in addition to, those of the Allied World shareholders. See the section of this Schedule 14D-9 under the caption "—Interests of Allied World's Directors and Executive Officers in the Offer"; and

  •
  other risks of the type and nature described in the section entitled "Risk Factors" of the prospectus and the matters described under the caption "Cautionary Statement Regarding Forward-Looking Statements" of this Schedule 14D-9.

        This discussion of the information and factors considered by the Allied World board of directors in reaching its conclusions and recommendation includes the material factors considered by the board of directors of Allied World, but is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Allied World board of directors did not find it practicable, and did not attempt, to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its decision to make the recommendation to the Allied World shareholders that they tender their Allied World shares in the Offer. The Allied World board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, Allied World's management and outside legal and financial advisors regarding certain of the matters described above. In considering the factors described above, individual members of the Allied World board of directors may have given differing weights to different factors.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE ALLIED WORLD
SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES
PURSUANT TO THE OFFER.

Opinion of Allied World's Financial Advisor

        Allied World retained BofA Merrill Lynch to act as Allied World's financial advisor in connection with the Offer and the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and Securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted Securities, private placements and valuations for corporate and other purposes. Allied World selected BofA Merrill Lynch to act as Allied World's financial advisor in connection with the Offer and the Merger on the basis of BofA Merrill Lynch's experience in transactions similar to the Offer and the Merger, its reputation in the investment community and its familiarity with Allied World and its business.

        On December 18, 2016, at a meeting of Allied World's board of directors held to evaluate the Offer and the Merger, BofA Merrill Lynch delivered to Allied World's board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 18, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Offer Consideration and the Merger Consideration (the Offer Consideration and the Merger Consideration being referred to in this section of this Schedule 14D-9 as the "Consideration") to be received in the Offer and the Merger by holders of Allied World shares (after giving effect to the Special Dividend), was fair, from a financial point of view, to such holders.

        The full text of BofA Merrill Lynch's written opinion to Allied World's board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch's opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Allied World's board of directors for the benefit and use of Allied World's board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Offer and the Merger from a financial point of view. BofA Merrill Lynch's opinion does not address any other aspect of the Offer and the Merger and no opinion or view was expressed as to the relative merits of the Transactions (including the Special Dividend) in comparison to other strategies or transactions that might be available to Allied World or in which Allied World might engage or as to the underlying business decision of Allied World to proceed with or effect the Transactions (including the Special Dividend). BofA Merrill Lynch's opinion does not address any other aspect of the Offer and the Merger and does not constitute a recommendation as to whether any Allied World shareholder should tender their Allied World shares in the Offer, or as to how any Allied World shareholder should vote or act in connection with the Merger or any related matter.

        In connection with rendering its opinion, BofA Merrill Lynch has, among other things:

  •
  reviewed certain publicly available business and financial information relating to Allied World and Fairfax;

  •
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Allied World furnished to or discussed with BofA Merrill Lynch by the management of Allied World, including certain financial forecasts relating to Allied World prepared by the management of Allied World (which we refer to in this section of this Schedule 14D-9 as the Allied World forecasts and which are described in "—Certain Allied World Prospective Financial Information");

  •
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Fairfax furnished to or discussed with BofA Merrill Lynch by the management of Fairfax, including certain financial forecasts relating to Fairfax prepared by the management of Allied World in collaboration with the management of Fairfax and adopted and approved for BofA Merrill Lynch's use by the management of Allied World (which we refer to in this section of this Schedule 14D-9 as the Fairfax forecasts);

  •
  reviewed certain estimates as to the amount and timing of cost savings (which we refer to in this section of this Schedule 14D-9 as the cost savings) anticipated by the managements of Allied World and Fairfax to result from the Offer and the Merger;

  •
  discussed the past and current business, operations, financial condition and prospects of Allied World with members of senior managements of Allied World and Fairfax, and discussed the past and current business, operations, financial condition and prospects of Fairfax with members of senior managements of Allied World and Fairfax;

  •
  reviewed the potential pro forma financial impact of the Offer and the Merger on the future financial performance of Fairfax, including the potential effect on Fairfax's estimated earnings per share;

  •
  reviewed the trading histories for Allied World shares and Fairfax shares and a comparison of such trading histories with each other and with the trading histories of other companies that BofA Merrill Lynch deemed relevant;

  •
  compared certain financial and stock market information of Allied World and Fairfax with similar information of other companies that BofA Merrill Lynch deemed relevant;

  •
  compared certain financial terms of the Offer and the Merger to financial terms, to the extent publicly available, of other transactions that BofA Merrill Lynch deemed relevant;

  •
  reviewed the relative financial contributions of Allied World and Fairfax to the future financial performance of the combined company on a pro forma basis;

  •
  reviewed a draft, dated December 18, 2016, of the Merger Agreement (which we refer to in this section of this Schedule 14D-9 as the Draft Agreement); and

  •
  performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

        In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Allied World and Fairfax that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Allied World forecasts, BofA Merrill Lynch was advised by Allied World, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Allied World as to the future financial performance of Allied World. With respect to the Fairfax forecasts and the cost savings, BofA Merrill Lynch was advised by Fairfax, and assumed, at the direction and with the consent of Allied World, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Fairfax as to the future financial performance of Fairfax and other matters covered thereby. BofA Merrill Lynch relied, at the direction of Allied World, on the assessments of the managements of Allied World and Fairfax as to Fairfax's ability to achieve the cost savings and was advised by Allied World and Fairfax, and assumed, with the consent of Allied World, that the cost savings would be realized in the amounts and at the times projected.

        BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Allied World or Fairfax, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Allied World or Fairfax. BofA Merrill Lynch did not evaluate the solvency or fair value of Allied World or Fairfax under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch are not experts in the evaluation of reserves for insurance losses and loss adjustment expenses and did not make an independent evaluation of the adequacy of the reserves of Allied World or Fairfax. In that regard, BofA Merrill Lynch did not make an analysis of, and expressed no opinion as to, the adequacy of the losses and loss adjustment expense reserves for Allied World or Fairfax. BofA Merrill Lynch assumed, at the direction of Allied World, that the Transactions (including the Special Dividend) would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Allied World, Fairfax or the contemplated benefits of the Offer and the Merger. In addition, BofA Merrill Lynch also assumed, at the direction of Allied World, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Merrill Lynch.

        BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Offer and the Merger (other than the Consideration to the extent expressly specified therein), including, without limitation, the form or structure of the Consideration or the Offer and the Merger, any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Offer and the Merger or otherwise. As of the date of its opinion, BofA Merrill Lynch was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of Allied World or any alternative transaction. BofA Merrill Lynch's opinion was limited to the fairness, from a financial point of view, of the Consideration (after giving effect to the Special Dividend), to be received by holders of Allied World shares, and no opinion or view was expressed with respect to any consideration received in connection with the Offer and the Merger by the holders of any class of Securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions (including the Special Dividend) in comparison to other strategies or transactions that might be available to Allied World or in which Allied World might engage or as to the underlying business decision of Allied World to proceed with or effect the Transactions (including the Special Dividend). BofA Merrill Lynch also did not express any view or opinion with respect to, and relied, at the direction of Allied World, upon the assessments of representatives of Allied World regarding, legal, regulatory, accounting, tax and similar matters relating to Allied World or the Offer and the Merger, as to which matters BofA Merrill Lynch understood that Allied World obtained such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch also did not express any opinion as to what the value of Fairfax shares actually would be when issued or the prices at which Allied World shares or Fairfax shares would trade at any time, including following announcement or consummation of the Offer and the Merger. Except as described above, Allied World imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

        BofA Merrill Lynch's opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch's opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

        The discussion set out below in the sections "—Summary of Material Financial Analyses of Allied World," "—Summary of Material Financial Analyses of Fairfax" and "—Summary of Material Merger Consequences Analysis" represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Allied World's board of directors in connection with BofA Merrill Lynch's opinion, dated December 18, 2016. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set out in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. For purposes of the financial analyses summarized below, the term "implied consideration" refers to $54.00 per Allied World share, consisting of (i) the cash consideration of $5.00 per share, (ii) the Special Dividend, and (iii) the implied value of the stock consideration of $44.00 per share based on an assumed Fairfax closing share price of $460.65 on December 16, 2016 (as converted to US dollars based on Bank of Canada's reported Canadian dollar to US dollar noon exchange rate of 0.7497 as of December 16, 2016) and the exchange ratio of 0.09552x (subject to Fairfax's election to replace up to $30.00 of the stock consideration with cash, in which case, if exercised fully, the relevant exchange ratio would be 0.03039x). The financial analyses summarized below were based on 86,998,341 Allied World shares outstanding as of October 24, 2016, with 1,652,847 stock options with a weighted average strike price of $17.14 per share, 588,537 performance based equity awards, 38,404 employee purchase plan units, 1,194,576 restricted stock units, 812,757 cash-settled restricted stock units and 449,302 cash-settled performance based equity awards. The financial analyses summarized below were also based on 23,917,000 Fairfax shares outstanding as of September 30, 2016, plus 565,055 share-based payment awards as disclosed in Fairfax's September 30, 2016 financial supplement.

Summary of Material Financial Analyses of Allied World

        Selected Publicly Traded Companies Analysis.    BofA Merrill Lynch reviewed publicly available financial and stock market information for Allied World and the following twelve publicly traded companies in the insurance sector:

  •
  Arch Capital Group Ltd.

  •
  Argo Group International Holdings, Ltd.

  •
  Aspen Insurance Holdings Limited

  •
  AXIS Capital Holdings Limited

  •
  Chubb Limited

  •
  Everest Re Group, Ltd.

  •
  Markel Corporation

  •
  OneBeacon Insurance Group, Ltd.

  •
  RLI Corp.

  •
  The Navigators Group, Inc.

  •
  W. R. Berkley Corporation

  •
  XL Group plc

        BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing share prices on December 16, 2016, of the selected publicly traded companies as a multiple of estimated operating earnings per share, commonly referred to as Operating EPS, for calendar years 2016 and 2017. The low, mean, median and high calendar year 2016 Operating EPS multiples observed for the selected publicly traded companies were 11.9x, 20.0x, 19.2x, and 33.3x, respectively, and the overall low, mean, median and high calendar year 2017 Operating EPS multiples observed for the selected publicly traded companies were 10.4x, 18.1x, 16.2x, and 30.1x, respectively. BofA Merrill Lynch then applied calendar year 2017 Operating EPS multiples of 13.0x to 15.0x derived from the selected publicly traded companies and based on BofA Merrill Lynch's professional judgment to Allied World's calendar year 2017 estimated Operating EPS of $3.19 per share. BofA Merrill Lynch also reviewed the book values of the shares of the selected publicly traded companies, based on the primary shares outstanding as of September 30, 2016, as a multiple of price-to-book value. The low, mean, median and high price-to-book value multiples observed for the selected publicly traded companies as of September 30, 2016 were 0.85x, 1.41x, 1.33x and 2.99x, respectively. BofA Merrill Lynch then applied price-to-book value multiples of 1.00x to 1.15x derived from the selected publicly traded companies and based on BofA Merrill Lynch's professional judgment to Allied World's per share book value of $41.57 as of September 30, 2016. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts' estimates, and estimated financial data of Allied World were based on the Allied World forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Allied World, as compared to the implied consideration:

Implied Per Share Equity Value Reference Ranges for Allied World

2017 Operating EPS	September 30, 2016 Book Value (Primary)	Implied Consideration
$41.43 - $47.81	$41.57 - $47.81	$54.00

        No company used in this analysis is identical or directly comparable to Allied World. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Allied World was compared.

        Selected Precedent Transactions Analysis.    BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following twenty-one selected transactions involving companies in the insurance sector that, in BofA Merrill Lynch's judgment, were relevant to its analysis:

Acquiror	Target	Announcement Date
Liberty Mutual Insurance Company	Ironshore Inc.	December 5, 2016
SOMPO Holdings, Inc.	Endurance Specialty Holdings Ltd.	October 5, 2016
Mitsui Sumitomo Insurance Company, Limited	Amlin plc	September 8, 2015
Fosun International Limited	Ironshore Inc.	August 2, 2015
EXOR S.p.A. (now EXOR N.V.)	PartnerRe Ltd.	August 3, 2015
ACE Limited	The Chubb Corporation	July 1, 2015
Tokio Marine Holdings, Inc.	HCC Insurance Holdings, Inc.	June 10, 2015
AXIS Capital Holdings Limited (Revised Bid)	PartnerRe Ltd.	May 4, 2015
Endurance Specialty Holdings Ltd.	Montpelier Re Holdings Ltd.	March 31, 2015
Fairfax Financial Holdings Limited	Brit PLC	February 16, 2015
AXIS Capital Holdings Limited	PartnerRe Ltd.	January 25, 2015
XL Group plc	Catlin Group Limited	January 9, 2015
Fosun International Limited	Meadowbrook Insurance Group, Inc.	December 30, 2014
RenaissanceRe Holdings Ltd.	Platinum Underwriters Holdings, Ltd.	November 24, 2014
ProAssurance Corporation	Eastern Insurance Holdings, Inc.	September 24, 2013
Fairfax Financial Holdings Limited	American Safety Insurance Holdings, Ltd.	June 3, 2013
Markel Corporation	Alterra Capital Holdings Limited	December 19, 2012
Validus Holdings, Ltd.	Flagstone Reinsurance Holdings, S.A.	August 30, 2012
Alleghany Corporation	Transatlantic Holdings, Inc.	November 20, 2011
Validus Holdings, Ltd.	IPC Holdings, Ltd.	July 9, 2009
PartnerRe Ltd.	Paris RE Holdings Limited	July 4, 2009

        BofA Merrill Lynch reviewed transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, as a multiple of (i) the target company's last twelve month and forward Operating EPS, and (ii) the target company's book value as of the last day of the most recent quarter preceding the announced transaction. The overall low, mean, median and high last twelve month Operating EPS multiples observed for the selected transactions were 6.8x, 13.4x, 13.3x and 21.3x, respectively, and the overall low, mean, median and high forward Operating EPS multiples observed for the selected transactions were 7.1x, 14.1x, 14.1x and 19.0x, respectively. The overall low, mean, median and high price-to-book value multiples observed for the selected transactions were 0.72x, 1.21x, 1.12x and 2.06x, respectively. BofA Merrill Lynch then applied (i) calendar year 2017 Operating EPS multiples of 14.0x to 17.0x (derived from the Operating EPS multiple ranges of the selected transactions, based on BofA Merrill Lynch's professional judgment) to Allied World's calendar year 2017 estimated Operating EPS, and (ii) price-to-book value multiples of 1.15x to 1.35x (derived from the price-to-book value multiple ranges of the selected transactions, based on BofA Merrill Lynch's professional judgment) to Allied World's per share book value as of December 31, 2016 (taking into account the impact of 1,262,059 shares relating to cash-settled restricted stock units and performance based equity awards, and the offsetting settlement of $22.5 million in accrued compensation expense). Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Allied World were based on the Allied World forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Allied World, as compared to the implied consideration:

Implied Per Share Equity Value Reference Ranges for Allied World

2017 Operating EPS	December 31, 2016 Book Value (Diluted)	Implied Consideration
$44.62 - $54.18	$44.89 - $52.70	$54.00

        No company, business or transaction used in this analysis is identical or directly comparable to Allied World or the Offer and the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Allied World and the Offer and the Merger were compared.

        Discounted Cash Flow Analysis.    BofA Merrill Lynch performed a discounted cash flow analysis of Allied World to calculate the estimated present value of the standalone levered, after-tax free cash flows that Allied World was forecasted to generate during Allied World's fiscal years 2017 through 2021 based on the Allied World forecasts. BofA Merrill Lynch calculated terminal values for Allied World by applying terminal forward multiples of 0.95x to 1.15x to Allied World's estimated book value as of December 31, 2021 (excluding the impact of 1,262,059 shares relating to cash-settled restricted stock units and performance based equity awards, and the offsetting settlement of $22.5 million in accrued compensation expense). The cash flows and terminal values were then discounted to present value as of December 31, 2016 using discount rates ranging from 7.25% to 8.75%, which were based on an estimate of Allied World's cost of equity. This analysis indicated the following approximate implied per share equity value reference ranges for Allied World as compared to the implied consideration:

Implied Per Share Equity Value

Reference Range for Allied World	Implied Consideration
$41.49 - $50.31	$54.00

Summary of Material Financial Analyses of Fairfax

        Selected Publicly Traded Companies Analysis.    BofA Merrill Lynch reviewed publicly available financial and stock market information for Fairfax and the following eight publicly traded companies in the insurance sector:

  •
  Alleghany Corporation

  •
  Arch Capital Group Ltd.

  •
  AXIS Capital Holdings Limited

  •
  Chubb Limited

  •
  Everest Re Group, Ltd.

  •
  Markel Corporation

  •
  W. R. Berkley Corporation

  •
  XL Group plc

        For purposes of its analysis, BofA Merrill Lynch considered (where applicable) the relevant price in US dollars converted at a Canadian dollar to US dollar exchange rate of 0.7481 as of December 16, 2016. BofA Merrill Lynch reviewed, among other things, the closing share prices of the selected publicly traded companies on December 16, 2016 as a multiple of estimated Operating EPS for calendar years 2016 and 2017. BofA Merrill Lynch then compared these calendar years 2016 and 2017 estimated Operating EPS multiples derived from the selected publicly traded companies to corresponding data for Fairfax. The overall low, mean, median and high calendar year 2016 Operating EPS multiples observed for the selected publicly traded companies were 11.9x, 19.5x, 19.4x and 33.3x, respectively, and the overall low, mean, median and high calendar year 2017 Operating EPS multiples observed for the selected publicly traded companies were 10.4x, 16.8x, 15.2x and 30.1x, respectively. BofA Merrill Lynch also reviewed the price-to-book value multiples of the selected publicly traded companies, based on the number of primary shares outstanding as of September 30, 2016. The overall low, mean, median and high price-to-book value multiples observed for the selected publicly traded companies as of September 30, 2016 were 0.85x, 1.26x, 1.21x and 1.62x, respectively. BofA Merrill Lynch then applied price-to-book value multiples of 1.15x to 1.35x derived from the selected publicly traded companies and based on BofA Merrill Lynch's professional judgment to Fairfax's per share book value as of September 30, 2016. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts' estimates, and estimated financial data of Fairfax were based on the Fairfax forecasts. This analysis indicated the following implied approximate book value reference range for Fairfax, as compared to the closing price of Fairfax shares on December 16, 2016:

September 30, 2016 Book Value (Primary) (in US dollars)	Closing Trading Price of Fairfax Shares on December 16, 2016 (in US dollars)
$467.64 - $548.97	$459.69

        No company used in this analysis is identical or directly comparable to Fairfax. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Fairfax was compared.

        Discounted Cash Flow Analysis.    BofA Merrill Lynch performed a discounted cash flow analysis of Fairfax to calculate the estimated present value of (i) the standalone levered, after-tax free cash flows that Fairfax was forecasted to generate during Fairfax's fiscal years 2017 through 2021 based on the Fairfax forecasts, which reflected realized and unrealized pre-tax gains on investments of 2% per annum, and (ii) an alternative sensitivity case assuming that such investment gains would be 1% per annum. BofA Merrill Lynch calculated terminal values for Fairfax by applying terminal forward multiples of 1.15x to 1.35x to Fairfax's estimated equity as of December 31, 2021. The cash flows and terminal values were then discounted to present value as of December 31, 2016 using discount rates ranging from 6.25% to 7.50%, which were based on an estimate of Fairfax's cost of equity. This analysis indicated the following approximate implied per share equity value reference ranges for Fairfax as compared to the closing price of Fairfax shares on December 16, 2016:

Case Considered	Implied Per Share Equity Value Reference Range for Fairfax (in US dollars)	Closing Trading Price of Fairfax Shares on December 16, 2016 (in US dollars)
Base Case (reflecting realized and unrealized pre-tax gains of 2% on investments)	$490.79 - $600.80	$459.69
Sensitivity Case (reflecting realized and unrealized pre-tax gains of 1% on investments)	$452.15 - $552.70	$459.69

Summary of Material Merger Consequences Analysis

        Analysis of Allied World Stand-alone v. Pro Forma.    BofA Merrill Lynch performed an analysis to calculate the theoretical change in value for Allied World shareholders resulting from the Offer and the Merger based on a comparison of (i) the implied equity value reference ranges obtained for Allied World on a stand-alone basis pursuant to BofA Merrill Lynch's discounted cash flow and selected publicly traded companies analyses described above under "—Summary of Material Financial Analyses of Allied World—Discounted Cash Flow Analysis" and "—Summary of Material Financial Analyses of Allied World—Selected Publicly Traded Companies Analysis," and (ii) implied equity value reference ranges obtained for Allied World on a pro forma basis, assuming the minimum and maximum share exchange ratios that would have been implied by the share price collar provisions of the Merger Agreement, assuming that Fairfax had not elected to substitute any cash for Fairfax shares, and including $20 million of after-tax synergies, based on the Allied World forecasts. With respect to the pro forma discounted cash flow analysis, BofA Merrill Lynch assumed the "base case" considered for the Fairfax discounted cash flow analysis described above under "—Summary of Material Financial Analyses of Fairfax—Discounted Cash Flow Analysis." In addition, both the pro forma discounted cash flow analysis and the selected publicly traded companies analysis performed by BofA Merrill Lynch excluded the impact of 1,262,059 shares relating to cash-settled restricted stock units and performance based equity awards, and the offsetting settlement of $22.5 million in accrued compensation expense. Estimated financial data of Allied World were based on the Allied World forecasts, and estimated financial data of Fairfax were based on the Fairfax forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Allied World on a pro forma basis, as compared to the relevant implied per share equity value reference ranges for Allied World on a stand-alone basis:

	Implied Per Share Equity Value Reference Range for Allied World (Stand-Alone)	Implied Per Share Equity Value Reference Range for Allied World (Pro Forma— Low End of Collar/ Maximum Exchange Ratio)	Implied Per Share Equity Value Reference Range for Allied World (Pro Forma— High End of Collar/ Minimum Exchange Ratio)
Discounted Cash Flow Analysis	$41.49 - $50.31	$54.58 - $65.07	$52.23 - $62.16
Selected Publicly Traded Companies Analysis	$41.57 - $47.81	$51.25 - $59.30	$49.07 - $56.70

Other Factors

        BofA Merrill Lynch also noted certain additional factors that were not considered part of BofA Merrill Lynch's material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

  •
  historical trading prices of Allied World shares and Fairfax shares during the 52-week period ended December 16, 2016, which indicated that during such period Allied World's closing prices ranged from $30.75 to $47.11 per share and Fairfax's closing prices ranged from $435.65 to

    $587.03 per share (based on Fairfax's share price in Canadian dollars converted at a Canadian dollar to US dollar exchange rate of 0.7481 as of December 16, 2016);

  •
  share price targets as of December 16, 2016 for Allied World shares and Fairfax shares in publicly available research analyst reports, which indicated share price targets for Allied World of approximately $40.00 to $47.00 per share and, for Fairfax, of approximately $539.74 to $596.44 per share (based on Fairfax's share price in Canadian dollars converted at a Canadian dollar to US dollar exchange rate as of each respective research report date); and

  •
  the relationship between movements in Allied World shares and Fairfax shares during the three-year period ended December 16, 2016.

Miscellaneous

        As noted above, the discussion set out above in the sections "—Summary of Material Financial Analyses of Allied World," "—Summary of Material Financial Analyses of Fairfax" and "—Summary of Material Merger Consequences Analysis" is a summary of the material financial analyses presented by BofA Merrill Lynch to the Allied World board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken or matters considered by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch's analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

        In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Allied World and Fairfax. The estimates of the future performance of Allied World and Fairfax in or underlying BofA Merrill Lynch's analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch's analyses. These analyses were prepared solely as part of BofA Merrill Lynch's analysis of the fairness, from a financial point of view, to the holders of Allied World shares of the Consideration to be received by such holders in the Offer and the Merger (after giving effect to the Special Dividend), and were provided to Allied World's board of directors in connection with the delivery of BofA Merrill Lynch's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch's view of the actual values of Allied World or Fairfax.

        The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Allied World and Fairfax, rather than by any financial advisor, and was approved by Allied World's board of directors. The decision of Allied World to enter into the Merger Agreement was solely that of Allied World's board of directors. As described above, BofA Merrill Lynch's opinion and analyses were only one of many factors considered by Allied World's board of directors in its evaluation of the Transactions and should not be viewed as determinative of the views of

Allied World's board of directors or management with respect to the Transactions, or the Consideration.

        Allied World has agreed to pay BofA Merrill Lynch for its services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $30,000,000, $2,000,000 of which was payable upon delivery of its opinion and the remaining portion of which is contingent upon the completion of the Offer and the Merger. Allied World also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch's engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

        BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Allied World, Fairfax and certain of their respective affiliates.

        BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Allied World and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain letters of credit and leasing facilities of Allied World and/or certain of its affiliates, (ii) having provided or providing certain foreign exchange trading services to Allied World and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Allied World and/or certain of its affiliates and (iv) having provided or providing certain treasury management products and services to Allied World and/or certain of its affiliates. From December 1, 2014 through November 30, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Allied World and its affiliates of approximately $2 million for investment and corporate banking services.

        In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Fairfax and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to Fairfax in connection with certain mergers and acquisitions transactions, (ii) having acted or acting as a co-manager and/or bookrunner for certain debt and equity offerings of Fairfax, (iii) having acted or acting as a syndication agent for, and/or as a lender under, certain credit and leasing facilities and other credit arrangements of Fairfax and/or certain of its affiliates (including acquisition financing), (iv) having provided or providing certain derivatives, foreign exchange and other trading services to Fairfax and/or certain of its affiliates, (v) having provided or providing certain managed investments services and products to Fairfax and/or certain of its affiliates and (vi) having provided or providing certain treasury management products and services to Fairfax and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Fairfax and/or certain of its affiliates. From December 1, 2014 through November 30, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Fairfax and its affiliates of approximately $15 million for investment and corporate banking services.

        Two senior members of the BofA Merrill Lynch deal team advising Allied World in connection with the Offer and the Merger (which we refer to in this section of this Schedule 14D-9 as the BofA Merrill Lynch Representatives) have also participated in coverage activities with respect to BofA Merrill Lynch's relationship with Fairfax. In particular, one of the BofA Merrill Lynch Representatives has had a significant relationship with Fairfax and its chairman and chief executive officer over many years, and has also served as the relationship manager with respect to BofA Merrill Lynch's relationship with Fairfax. In addition to participating on BofA Merrill Lynch deal teams advising Fairfax on numerous actual and potential transactions, and advising other parties in connection with their sales to Fairfax, such BofA Merrill Lynch Representative served as executive vice president and chief financial officer of a Fairfax subsidiary from 2005 to 2006. Such BofA Merrill Lynch Representative was instrumental in introducing Fairfax to Allied World as a potential transaction counterparty. The BofA Merrill Lynch Representatives and certain other members of the BofA Merrill Lynch deal team advising Allied World in connection with the Offer and the Merger have discussed in the past, or were aware of other employees of BofA Merrill Lynch having discussed, with certain third parties (including Fairfax) Allied World as a potential strategic or acquisition opportunity. However, such discussions by BofA Merrill Lynch with Fairfax with respect to Allied World (most recently in August 2016 prior to BofA Merrill Lynch's engagement by Allied World with respect to the Offer and the Merger) were of a general nature, were based solely on public information and did not include any valuation analysis. BofA Merrill Lynch was not engaged by Fairfax in connection with a potential acquisition of Allied World. The relationships described in this paragraph were disclosed to the board of directors of Allied World as described above under "Background for the Board's Recommendation."

Intent to Tender

        The directors and executive officers of Allied World, who control approximately 3.0 percent of the outstanding Allied World shares, entered into the Allied World Shareholder Voting Agreement with Fairfax and Allied World, dated December 18, 2016, pursuant to which they have agreed to, among other things, tender their Allied World shares to the Offer. For further information, see Item 3 of this Schedule 14D-9 under the caption entitled "—Allied World Shareholder Voting Agreement".

Item 5.    Person/Assets Retained, Employed, Compensated or Used

Merrill Lynch, Pierce, Fenner & Smith Incorporated

        Under an engagement letter with BofA Merrill Lynch, Allied World has agreed to pay BofA Merrill Lynch for its services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $30,000,000, $2,000,000 of which was payable upon delivery of its opinion and the remaining portion of which is contingent upon the completion of the Offer and the Merger. Allied World also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch's engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Georgeson LLC

        Fairfax has retained Georgeson LLC to act as the information agent in connection with the Offer. The information agent may contact Allied World shareholders by mail, telephone, fax, email and personal interview and may request brokers, dealers and other nominee shareholders to forward the Offer materials to Allied World shareholders. Fairfax will pay the information agent reasonable and customary fees for these services in addition to reimbursing the information agent for its out-of-pocket expenses.

Continental Stock Transfer & Trust Company

        Fairfax has retained Continental Stock Transfer & Trust Company to act as exchange agent in connection with the Offer. The exchange agent will receive and hold Allied World shares validly tendered and not properly withdrawn from the Offer for the benefit of FFH Switzerland. Fairfax will pay the exchange agent reasonable and customary compensation for its services in connection with the Offer in addition to reimbursing the exchange agent for its out-of-pocket expenses.

        Fairfax will indemnify the information agent and the exchange agent against specified liabilities and expenses in connection with the Offer, including liabilities under the U.S. federal securities laws. Indemnification for liabilities under the U.S. federal securities laws may be unenforceable as against public policy.

        Except as set forth above, neither Allied World nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Allied World on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

        No transactions with respect to Allied World shares have been effected by Allied World or, to Allied World's knowledge, by any of its directors, executive officers, affiliates, or subsidiaries during the 60 days before the date of this Schedule 14D-9, other than (i) in the ordinary course of business under an Allied World share option or other equity-related award plan, agreement or program; or (ii) estate-planning transactions by certain directors and executive officers involving Allied World shares, as permitted under the Allied World Shareholder Voting Agreement. For further information, see Item 3 of this Schedule 14D-9 under the captions entitled "—Interests of Allied World's Directors and Executive Officers in the Offer" and "—Allied World Shareholder Voting Agreement".

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Allied World is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Allied World's shares by Allied World, any subsidiary of Allied World or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Allied World or any subsidiary of Allied World, (3) any purchase, sale or transfer of a material amount of assets of Allied World or any subsidiary of Allied World, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Allied World.

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

Golden Parachute Compensation

        The information set forth in Item 3 of this Schedule 14D-9 under the caption "Interests of Allied World's Directors and Executive Officers in the Offer" is incorporated herein by reference.

Conditions of the Offer

        For information on the conditions to the Offer, see the section of the prospectus entitled "—Conditions to the Offer", which is filed as Exhibit (a)(4) hereto.

Appraisal Rights

        Allied World shareholders are not entitled under Swiss law or otherwise to appraisal rights with respect to the Offer. However, if following the completion of the Offer, Fairfax has acquired or controls, directly or indirectly, at least 90 percent of all outstanding Allied World shares (excluding Allied World shares held by Allied World), no actions or proceedings are pending with respect to the exercisability of the voting rights associated with those Allied World shares, and no other legal impediment to a squeeze out merger under Swiss law exists, Fairfax will, indirectly through Fairfax (Switzerland), initiate a squeeze out merger under Swiss law. In connection with the Merger, Allied World shareholders can exercise appraisal rights under article 105 of the Swiss Merger Act by filing a suit against the surviving company with the competent Swiss civil court at the registered office of the surviving company or of Allied World. The suit must be filed by Allied World shareholders within two months after the Merger resolution has been published in the Swiss Official Gazette of Commerce. Allied World shareholders who tender all of their Allied World shares in the Offer, and who do not acquire Allied World shares thereafter, will not be able to file a suit to exercise appraisal rights. If such a suit is filed by non-tendering Allied World shareholders, the court will determine whether the Merger Consideration was inadequate and the amount of compensation due to the relevant Allied World shareholder, if any, and such court's determination will benefit remaining Allied World shareholders. The filing of an appraisal suit will not prevent completion of the Merger.

Allied World Shareholder Voting Agreement

        The information set forth in Item 3 of this Schedule 14D-9 under the caption "Allied World Shareholder Voting Agreement" is incorporated herein by reference.

Transaction, Competition and Antitrust Filings

        Allied World and Fairfax have agreed to use (and in the case of Fairfax, cause FFH Switzerland and Fairfax (Switzerland) to use) their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to, as promptly as reasonably practicable, obtain the transaction approvals upon which the Offer is conditioned and to use commercially reasonable efforts to obtain all other third party consents required in connection with the Transactions. Allied World and Fairfax agreed to promptly and jointly determine what additional authorizations, orders or approvals under applicable antitrust or competition laws of any country are advisable and warranted.

Certain Allied World Prospective Financial Information

        Allied World does not, as a matter of course, make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and Allied World is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of Allied World in connection with the Transactions, Allied World's management prepared certain non-public, internal financial forecasts regarding Allied World's projected future operations for fiscal years 2017 through 2021 and provided such financial forecasts to Fairfax's management. These forecasts were also considered by the Allied World board of directors for purposes of evaluating the Transactions. Allied World has included below a summary of these forecasts for the purpose of providing shareholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes. These forecasts were provided on a confidential basis to Fairfax's management in the due diligence process and to BofA Merrill Lynch, who used and relied on such forecasts in connection with its financial analyses and opinion as described in "Opinion of Allied World's Financial Advisor." The Allied World board of directors also considered non-public, financial forecasts prepared by management of Allied World in collaboration with the management of Fairfax regarding Fairfax's operations for fiscal years 2017 through 2021 for purposes of evaluating Fairfax and the Transactions.

        The accompanying prospective financial information was not prepared with a view toward public disclosure, or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of Allied World's management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future filing performance of Allied World. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on the prospective financial information.

        Neither Allied World's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of Allied World's independent registered public accounting firm incorporated by reference into the prospectus relate to Allied World's historical financial information, and no such report (or report of any other independent accounting firm incorporated by reference herein) extends to Allied World's internal financial forecasts or should be read to do so. The summary of the internal financial forecasts included below is not being included to influence your decision whether to tender your Allied World shares or to vote in favor of the proposals necessary for the Offer's consummation, but instead because these internal financial forecasts were provided by Allied World to Fairfax.

        While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to Allied World's businesses) that are inherently subjective and uncertain and are beyond the control of Allied World's management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Allied World's business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions, the occurrence of unpredictable catastrophe events and other factors described in Allied World's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, and described under the sections contained therein entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors." These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

        The inclusion of a summary of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Allied World, Fairfax or their respective affiliates, advisors or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. None of Allied World, Fairfax or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the internal financial forecasts cover multiple years, such information by its nature becomes less meaningful and accurate with each successive year. Allied World does not intend to make publicly available any update or other revision to these internal financial forecasts. None of Allied World or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder, investor, Fairfax or other person, in the Merger Agreement or otherwise, regarding Allied World's ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved.

        The below internal financial forecasts were developed for Allied World on a stand-alone basis without giving effect to the Transactions or entry into the Merger Agreement, including any changes to Allied World's strategy or operations that may be implemented after the consummation of the Transactions or any costs incurred in connection with the Transactions. Furthermore, the internal financial forecasts do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as relevant or continuing in that context. Fairfax urges all shareholders to review Allied World's most recent SEC filings for a description of Allied World's reported financial results.

        In light of the foregoing factors and the uncertainties inherent in the financial forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on such financial forecasts.

        Certain of the forecasts set forth below may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with US GAAP, and non-GAAP financial measures as used in the Allied World internal financial forecasts may not be comparable to similarly titled measures used by other companies. Allied World's management believes such measures are helpful in understanding forecasts of Allied World's future results. Allied World has not reconciled these non-GAAP financial measures (non-GAAP operating income) to the most directly comparable GAAP measures (GAAP net income) because material items that impact these measures, such as net realized investment gains or losses, net foreign exchange gain or loss and other non-recurring items, are out of Allied World's control and/or cannot be reasonably forecasted. Accordingly, reconciliations of these non-GAAP financial measures to the corresponding GAAP financial measures are not available without unreasonable effort. The calculations of non-GAAP financial measures reflected in such financial forecasts may differ from others in Allied World's or Fairfax's respective industry and are not necessarily comparable with similar titles used by other companies. Each of Allied World and Fairfax strongly encourages you to review all of its financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

        Subject to the foregoing qualifications, the gross premiums written, total revenues, net operating income, total combined ratio, share repurchases/dividends, and stockholders' equity reflected below by fiscal year through the year 2021 were prepared by, or as directed by, Allied World's management and were delivered to Fairfax.

	Fiscal year ending December 31,
	2017	2018	2019	2020	2021
	($ in millions)
Gross premiums written	$3,125.2	$3,281.4	$3,446.7	$3,621.8	$3,807.2
Total revenues	$2,594.4	$2,738.3	$2,908.8	$3,085.5	$3,262.8
Net operating income	$279.7	$331.3	$364.4	$404.3	$440.0
Total combined ratio	94.7%	93.3%	93.1%	92.8%	92.9%
Share repurchases/dividends	$243.1	$268.9	$294.5	$319.6	$344.4
Stockholders' equity	$3,604.6	$3,704.5	$3,811.9	$3,934.1	$4,067.2

Legal Proceedings

        As of the date of this Schedule 14D-9, Allied World is not aware of any pending legal proceedings relating to the Offer or the Merger.

Cautionary Statement Regarding Forward-Looking Statements

        Certain statements contained herein may constitute forward-looking information or statements within the meaning of applicable Canadian and United States laws, respectively. These include statements using the words "believe", "expect", "seek", "target", "outlook", "may", "will", "should", "could", "estimate", "continue", "expect", "intend", "plan", "predict", "potential", "project" and "anticipate", and similar statements which do not describe the present or provide information about the past. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax, Allied World or the Fairfax Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements reflect the current views of management of Fairfax and Allied World and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, regulatory approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

        All forward-looking statements attributable to Fairfax and Allied World, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set out in this paragraph. Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to: the failure to complete the Offer and/or the Merger or to complete them on the currently proposed terms; a reduction in net earnings if loss reserves of Allied World or the Fairfax Group are insufficient; underwriting losses on the risks Allied World or the Fairfax Group insures that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding estimates made by Fairfax or Allied World; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect Allied World or the Fairfax Group's investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence Allied World and the Fairfax Group and their respective competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event Allied World's or the Fairfax Group's reinsurers fail to make payments to Allied World or the Fairfax Group, respectively, under their reinsurance arrangements; exposure to credit risk in the event Allied World's or the Fairfax Group's insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to Allied World or the Fairfax Group or failure by Allied World's or the Fairfax Group's insureds to reimburse Allied World or the Fairfax Group, respectively, for deductibles that are paid by Allied World or the Fairfax Group on their behalf; the inability of Allied World or the Fairfax Group to maintain its long term debt ratings, the inability of Allied World or the Fairfax Group to maintain financial or claims-paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that either Allied World or the Fairfax Group have entered into; risks associated with implementing the Fairfax Group's business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated; risks associated with the use of derivative instruments; the failure of hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods that Allied World or the Fairfax Group employs; Fairfax's or Allied World's inability to access cash of its respective subsidiaries; the Fairfax Group's inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the Fairfax Group's inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect it; the passage of legislation subjecting the Fairfax Group's businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which it operates; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which the Fairfax Group operates; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of the Fairfax Group's computer and data processing systems; the influence exercisable by the Fairfax Group's significant shareholder; adverse fluctuations in foreign currency exchange rates; dependence on independent brokers over whom the Fairfax Group exercises little control; an impairment in the carrying value of the Fairfax Group's goodwill and indefinite-lived intangible assets; the Fairfax Group's failure to realize deferred income tax assets; technological or other changes which adversely impacts demand, or the premiums payable, for the insurance coverages the Fairfax Group offers; assessments and shared market mechanisms which may adversely affect the Fairfax Group's U.S. insurance subsidiaries; the Fairfax Group's ability to implement and achieve its business strategies successfully; and other factors that are set out in the section of the prospectus entitled "Risk Factors", including those in the section "Issues and Risks" in Fairfax's Annual Report on Form 40-F for the year ended December 31, 2016 and in Amendment No. 1 to Allied World's Annual Report on Form 10-K for the year ended December 31, 2016. Additional factors could cause actual results to differ materially from those in the forward-looking statements. Subject to compliance with applicable laws and regulations of the relevant stock exchanges, each of Allied World and Fairfax disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        There can be no assurance that the Offer and/or the Merger will occur or that the anticipated benefits of the Transactions will be realized. The completion of the Transactions are subject to various approvals, including competition, antitrust and insurance regulatory approvals.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results and condition of Allied World, please see Amendment No. 1 to Allied World's Annual Report on Form 10-K for the year ended December 31, 2016, Allied World's Quarterly Report on Form 10-Q for the three months ended March 31, 2017 and other Allied World filings made with the SEC.

Item 9.    Exhibits

Exhibit Number	Description
(a)(1)(i)	Letter of Transmittal(1)
(a)(1)(ii)	Notice of Guaranteed Delivery(1)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)
(a)(1)(iv)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)
(a)(2)	Memorandum from Allied World, dated December 23, 2016, delivered to Allied World's staff concerning the previously announced Merger Agreement between Allied World and Fairfax(2)
(a)(4)	Prospectus of Fairfax, dated May 8, 2017(3)
(a)(5)(i)	Fairness opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated December 18, 2016(3)
(a)(5)(ii)	Joint Presentation, dated December 18, 2016, relating to the merger transaction(4)
(a)(5)(iii)	Joint Press Release, dated December 19, 2016, announcing the merger transaction(5)
(a)(5)(iv)	Transcript of December 19, 2016 joint conference call(6)
(a)(5)(v)	Press Release of Allied World, dated January 18, 2017, announcing the expiration of the "go shop" period(7)
(a)(5)(vi)	Press Release of Fairfax, dated January 27, 2017, announcing OMERS commitment(8)
(a)(5)(vii)	Excerpts from transcript of February 17, 2017 Fairfax conference call(9)
(a)(5)(viii)	Joint Press Release, dated March 3, 2017, announcing update on merger transaction(10)
(a)(5)(ix)	Joint Press Release, dated March 10, 2017, announcing increase in cash consideration(11)
(a)(5)(x)	Press Release of Allied World dated March 22, 2017, announcing results of Allied World's special meeting(12)
(a)(5)(xi)	Joint Presentation, dated March 24, 2017, relating to the merger transaction(13)
(a)(5)(xii)	Excerpts from transcript of April 28, 2017 Fairfax conference call(14)
(e)(1)	Agreement and Plan of Merger, dated as of December 18, 2016, by and between Allied World and Fairfax(15)
(e)(2)	Form of Company Shareholder Voting Agreement, dated December 18, 2016, among Fairfax and certain shareholders of Allied World(3)
(e)(3)	Parent Shareholder Voting Agreement, dated as of December 18, 2016, by and among Allied World, V. Prem Watsa and The Sixty Two Investment Company Limited(16)
(e)(4)*	Confidentiality Agreement, dated as of October 17, 2016, by and between Allied World and Fairfax
(e)(5)†	Allied World Third Amended and Restated 2001 Employee Stock Option Plan(17)
(e)(6)†	Form of Option Grant Notice and Option Agreement under Allied World Third Amended and Restated 2001 Employee Stock Option Plan(18)

Exhibit Number	Description
(e)(7)†	Form of Option Grant Notice and Option Agreement under Allied World Third Amended and Restated 2001 Employee Stock Option Plan, as amended in August 2011(19)
(e)(8)†	Form of Performance-Based Equity Award Agreement(20)
(e)(9)†	Allied World 2012 Omnibus Incentive Compensation Plan(21)
(e)(10)†	Form of RSU Award Agreement under the Allied World 2012 Omnibus Incentive Compensation Plan(21)
(e)(11)†	Form of Performance-Based Compensation Award Agreement under Allied World 2012 Omnibus Incentive Compensation Plan(21)
(e)(12)†	Form of RSU Award Agreement for non-employee directors under Allied World 2012 Omnibus Incentive Compensation Plan(22)
(e)(13)†	Allied World Amended and Restated 2008 Employee Share Purchase Plan(23)
(e)(14)†	Allied World Assurance Company (U.S.) Inc. Second Amended and Restated Supplemental Executive Retirement Plan(24)
(e)(15)†	Amendment to the Allied World Assurance Company (U.S.) Inc. Second Amended and Restated Supplemental Executive Retirement Plan, effective as of January 1, 2016(25)
(e)(16)	Articles of Association of Allied World, as amended and restated(26)
(e)(17)	Organizational Regulations of Allied World, as amended and restated(27)

*
Filed herewith

†
Management contract or compensatory plan, contract or arrangement.

(1)
Incorporated herein by reference to Exhibits (a)(1)(i)-(iv), as applicable, to the Schedule TO of Fairfax filed with the SEC on May 8, 2017.

(2)
Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Allied World filed with the SEC on December 23, 2016.

(3)
Incorporated herein by reference to the final prospectus filed by Fairfax with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933 on May 8, 2017.

(4)
Incorporated herein by reference to Form 425 of Fairfax filed with the SEC on December 19, 2016.

(5)
Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Allied World filed with the SEC on December 20, 2016.

(6)
Incorporated herein by reference to Form 425 of Fairfax filed with the SEC on December 21, 2016.

(7)
Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Allied World filed with the SEC on January 18, 2017.

(8)
Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Allied World filed with the SEC on January 27, 2017.

(9)
Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Allied World filed with the SEC on February 21, 2017.

(10)
Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Allied World filed with the SEC on March 3, 2017.

(11)
Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Allied World filed with the SEC on March 10, 2017.

(12)
Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Allied World filed with the SEC on March 22, 2017.

(13)
Incorporated herein by reference to Form 425 of Fairfax filed with the SEC on March 24, 2017.

(14)
Incorporated herein by reference to Form 425 of Fairfax filed with the SEC on May 2, 2017.

(15)
Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Allied World filed with the SEC on December 20, 2016.

(16)
Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Allied World filed with the SEC on December 20, 2016.

(17)
Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Registration No. 333-136420) of Allied World filed with the SEC on December 1, 2010.

(18)
Incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Allied World filed with the SEC on May 9, 2008.

(19)
Incorporated herein by reference to the Quarterly Report on Form 10-Q of Allied World filed with the SEC on August 9, 2011.

(20)
Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Allied World filed with the SEC on September 18, 2009.

(21)
Incorporated herein by reference to the Quarterly Report on Form 10-Q of Allied World filed with the SEC on May 9, 2012.

(22)
Incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Allied World filed with the SEC on May 3, 2013.

(23)
Incorporated herein by reference to Exhibit 4.2 to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Registration No. 333-151298) of Allied World filed with the SEC on December 1, 2010.

(24)
Incorporated herein by reference to Exhibit 10.30 to the Annual Report on Form 10-K of Allied World filed on March 1, 2010.

(25)
Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Allied World filed with the SEC on April 25, 2016.

(26)
Incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of Allied World filed with the SEC on August 2, 2016.

(27)
Incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of Allied World filed with the SEC on February 20, 2015.

Annex A        Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG
Date: May 8, 2017	By:	/s/ SCOTT A. CARMILANI
	Name:	Scott A. Carmilani
	Title:	Chairman and Chief Executive Officer

ANNEX A

OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

December 18, 2016

The Board of Directors
Allied World Assurance Company Holdings, AG
Gubelstrasse 24
Park Tower, 15th Floor
6300 Zug, Switzerland

Members of the Board of Directors:

We understand that Allied World Assurance Company Holdings, AG, a Swiss corporation ("Allied World"), proposes to enter into an Agreement and Plan of Merger (the "Agreement"), between Allied World and Fairfax Financial Holdings Limited, a corporation existing under the laws of Canada ("Fairfax"), pursuant to which, among other things, Fairfax will (i) cause a newly formed, wholly-owned British Columbia unlimited liability company subsidiary of Fairfax to form a new wholly-owned Swiss or Luxembourg limited liability company ("Bid Sub"), and (ii) cause Bid Sub to commence an exchange offer (the "Exchange Offer") to purchase all outstanding registered ordinary shares, par value CHF 4.10 per share, of Allied World (each, an "Allied World Common Share") for consideration consisting of (a) $5.00 per share in cash, subject to adjustment as described below (the "Cash Consideration"), and (b) a number of subordinate voting shares (such number of shares, the "Stock Consideration" and, together with the Cash Consideration, the "Consideration"), without par value, of Fairfax (the "Fairfax Shares") equal to the sum of (x) 0.030392 and (y) the quotient obtained by dividing (A) $40.00 less the sum of the Cash Consideration and the Special Dividend (as defined below), by (B) the Acceptance Time Parent Share Price (as defined in the Agreement) (the "Fixed Value Stock Consideration"); provided, that, for purposes of this clause (y), (I) if the Acceptance Time Parent Share Price is greater than or equal to $485.65, the Fixed Value Stock Consideration will equal the quotient obtained by dividing (A) $40.00 less the sum of the Cash Consideration and the Special Dividend by (B) $485.65, and (II) if the Acceptance Time Parent Share Price is less than or equal to $435.65, the Fixed Value Stock Consideration will equal the quotient obtained by dividing (A) $40.00 less the sum of the Cash Consideration and the Special Dividend, by (B) $435.65. Fairfax may elect, in its sole discretion (which election may be made only once and shall be irrevocable), at any time on or prior to March 3, 2017, to increase the amount of the Cash Consideration to an amount not exceeding $35.00. Following consummation of the Exchange Offer, subject to the terms and conditions of the Agreement, in accordance with the laws of Switzerland, Allied World will merge with and into a newly formed, wholly-owned Swiss limited liability company subsidiary of Bid Sub, and each outstanding Allied World Common Share not tendered in the Exchange Offer will be converted into the right to receive the Consideration (the "Merger" and, together with the Exchange Offer, the "Transaction"). We further understand that the Agreement provides for, among other things, the pro rata payment of a special cash dividend in the amount of $5.00 per share to all holders of Allied World Common Shares outstanding immediately prior to the acceptance of such shares pursuant to the Exchange Offer (the "Special Dividend"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Allied World Common Shares of the Consideration to be received by such holders in the Transaction (after giving effect to the Special Dividend).

In connection with this opinion, we have, among other things:

  (1)
  reviewed certain publicly available business and financial information relating to Allied World and Fairfax;

  (2)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Allied World furnished to or discussed with us by the management of Allied World, including certain financial forecasts relating to Allied World prepared by the management of Allied World (such forecasts, "Allied World Forecasts");

  (3)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Fairfax furnished to or discussed with us by the management of Fairfax, including certain financial forecasts relating to Fairfax prepared by the management of Allied World in collaboration with the management of Fairfax and adopted and approved for our use by the management of Allied World (such forecasts, "Fairfax Forecasts");

  (4)
  reviewed certain estimates as to the amount and timing of cost savings (collectively, the "Cost Savings") anticipated by the managements of Allied World and Fairfax to result from the Transaction;

  (5)
  discussed the past and current business, operations, financial condition and prospects of Allied World with members of senior managements of Allied World and Fairfax, and discussed the past and current business, operations, financial condition and prospects of Fairfax with members of senior managements of Allied World and Fairfax;

  (6)
  reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Fairfax, including the potential effect on Fairfax's estimated earnings per share;

  (7)
  reviewed the trading histories for Allied World Common Shares and Fairfax Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

  (8)
  compared certain financial and stock market information of Allied World and Fairfax with similar information of other companies we deemed relevant;

  (9)
  compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

  (10)
  reviewed the relative financial contributions of Allied World and Fairfax to the future financial performance of the combined company on a pro forma basis;

  (11)
  reviewed a draft, dated December 18, 2016, of the Agreement (the "Draft Agreement"); and

  (12)
  performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Allied World and Fairfax that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Allied World Forecasts, we have been advised by Allied World, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Allied World as to the future financial performance of Allied World. With respect to the Fairfax Forecasts and the Cost Savings, we have been advised by Fairfax, and have assumed, at the direction and with the consent of Allied World, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Fairfax as to the future financial performance of Fairfax and other matters covered thereby. We have relied, at the direction of Allied World, on the assessments of the managements of Allied World and Fairfax as to Fairfax's ability to achieve the Cost Savings and have been advised by Allied World and Fairfax, and have assumed, with the consent of Allied World, that the Cost Savings will be realized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Allied World or Fairfax, nor have we made any physical inspection of the properties or assets of Allied World or Fairfax. We have not evaluated the solvency or fair value of Allied World or Fairfax under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not experts in the evaluation of reserves for insurance losses and loss adjustment expenses and we have not made an independent evaluation of the adequacy of the reserves of Allied World or Fairfax. In that regard, we have made no analysis of, and express no opinion as to, the adequacy of the losses and loss adjustment expense reserves for Allied World or Fairfax. We have assumed, at the direction of Allied World, that the Transaction (including the Special Dividend) will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Allied World, Fairfax or the contemplated benefits of the Transaction. In addition, we also have assumed, at the direction of Allied World, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Consideration or the Transaction, any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of Allied World or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration (after giving effect to the Special Dividend) to be received by holders of Allied World Common Shares and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction or the Special Dividend in comparison to other strategies or transactions that might be available to Allied World or in which Allied World might engage or as to the underlying business decision of Allied World to proceed with or effect the Transaction or the Special Dividend. We also are not expressing any view or opinion with respect to, and we have relied, at the direction of Allied World, upon the assessments of representatives of Allied World regarding, legal, regulatory, accounting, tax and similar matters relating to Allied World or the Transaction, as to which matters we understand that Allied World obtained such advice as it deemed necessary from qualified professionals. We are not expressing any opinion as to what the value of Fairfax Shares actually will be when issued or the prices at which Allied World Common Shares or Fairfax Shares will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to whether any shareholder should tender their Allied World Common Shares in the Exchange Offer, or as to how any shareholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to Allied World in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, Allied World has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Allied World, Fairfax and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Allied World and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain letters of credit and leasing facilities of Allied World and/or certain of its affiliates, (ii) having provided or providing certain foreign exchange trading services to Allied World and/or certain of its affiliates, (iii) having provided or providing certain managed investments services and products to Allied World and/or certain of its affiliates and (iv) having provided or providing certain treasury management products and services to Allied World and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Fairfax and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to Fairfax in connection with certain M&A transactions, (ii) having acted or acting as a co-manager and/or bookrunner for certain debt and equity offerings of Fairfax, (iii) having acted or acting as a syndication agent for, and/or as a lender under, certain credit and leasing facilities and other credit arrangements of Fairfax and/or certain of its affiliates (including acquisition financing), (iv) having provided or providing certain derivatives, foreign exchange and other trading services to Fairfax and/or certain of its affiliates, (v) having provided or providing certain managed investments services and products to Fairfax and/or certain of its affiliates and (vi) having provided or providing certain treasury management products and services to Fairfax and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Fairfax and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Allied World (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Allied World Common Shares (after giving effect to the Special Dividend) is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
                            INCORPORATED